Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
among
DYNCORP INTERNATIONAL INC.,
DELTA TUCKER HOLDINGS, INC.
and
DELTA TUCKER SUB, INC.
Dated as of April 11, 2010

ii

iii

AGREEMENT AND PLAN OF MERGER
               AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of April 11, 2010, among DynCorp International Inc., a Delaware corporation (the “Company”), Delta Tucker Holdings, Inc., a Delaware corporation (“Parent”), and Delta Tucker Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).
RECITALS
               WHEREAS, the board of directors of the Company (the “Company Board”) and the respective boards of directors of Parent and Merger Sub have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement.
               WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Cerberus Series Four Holdings, LLC (the “Guarantor”) is entering into a limited guarantee in favor of the Company (the “Limited Guarantee”) pursuant to which the Guarantor is guaranteeing certain obligations of each of Parent and Merger Sub set forth in this Agreement.
               WHEREAS, contemporaneously with the execution of this Agreement, and as a condition and inducement to the Parent and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company have entered into a Voting Agreement with Parent and Merger Sub (the “Voting Agreement”).
               WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
               NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
The Merger; Closing; Effective Time
               1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.
               1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of

Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York, at 9:00 a.m. (New York time) on the third business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided, that, if the conditions set forth in Sections 7.1 and 7.2 have been satisfied but the financing provided for by the Debt Commitment Letter has not yet been obtained (or, if alternative financing is being used in accordance with Section 6.14, such alternative financing has not yet been obtained), then Parent, at its option, may postpone the Closing to one Business Day prior to the Termination Date in order to obtain the debt financing referenced above in this Section 1.2, subject in all respects, to the Company’s right to terminate this Agreement prior to the Termination Date in accordance with the provisions of Section 8.3(c). Notwithstanding the immediately preceding sentence (other than the proviso therein), if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature cannot be satisfied until the Closing, but subject to the fulfillment or waiver of those conditions), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any business day before or during the Marketing Period (but in any event prior to the Termination Date) as may be specified by Parent on no less than three business days’ prior notice to the Company; (b) the first business day following the final day of the Marketing Period (but in any event prior to the Termination Date), or (c) such other date, time or place as may be agreed to in writing by the parties hereto. For purposes of this Agreement, (a) the term “business day” shall mean any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, (b) the term “Marketing Period” shall mean the first period of 30 consecutive days after the date of this Agreement, beginning on delivery of the Required Information throughout which (i) Parent shall have the Required Information that the Company is required to provide Parent pursuant to Section 5.2(h) and (ii) the conditions set forth in Section 7.1 have been satisfied (other than conditions that by their nature can only be satisfied at Closing, but subject to the fulfillment or waiver of those conditions) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 30-day period; provided, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated; provided, further, that if the Company shall in good faith reasonably believe it has delivered the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Information and, within three business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered); provided, further, that the days from August 23, 2010 to September 6, 2010 shall not be included in determining such 30-day period.
               1.3. Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated by causing a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with, and accepted for record by, the office of the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time or date as the parties shall agree and specify in the Certificate of Merger in accordance with applicable law (the “Effective Time”).
ARTICLE II
Certificate of Incorporation and Bylaws
of the Surviving Corporation
               2.1. The Certificate of Incorporation. The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended to be in the form of Exhibit A hereto, and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter amended as provided therein or by applicable Law (subject to Section 6.11).
               2.2. The Bylaws. The by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law (subject to Section 6.11).
ARTICLE III
Directors and Officers of the Surviving Corporation
               3.1. Directors. The parties hereto shall take, and cause to be taken, all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.
               3.2. Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation, each to hold office until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.
ARTICLE IV
Effect of the Merger on Capital Stock;
Exchange of Certificates
               4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or the sole stockholder of Merger Sub:
               (a) Merger Consideration. Each share (a “Share “ or, collectively, the “Shares”) of Class A common stock, par value $0.01 per share, of the Company (the

“Common Stock”) issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, and in each case not held on behalf of third parties, (ii) Dissenting Shares (as defined below), and (iii) Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company (each Share referred to in clause (i) through (iii) above being an “Excluded Share” and collectively, “Excluded Shares”) shall be converted into the right to receive $17.55 in cash (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration multiplied by the number of such Shares formerly represented thereby, without interest.
               (b) Cancellation of Excluded Shares. Each Excluded Share referred to in Section 4.1(a)(i), 4.1(a)(ii) or 4.1(a)(iii), by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holder of any Dissenting Shares to receive the payment to which reference is made in Section 4.2(f) with respect to such Dissenting Shares. As used in this Article IV, the term “Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.
               (c) Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation. Each share of preferred stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of preferred stock, par value $0.01 per share, of the Surviving Corporation.
               4.2. Payment.
               (a) Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned) (the “Paying Agent”), for the benefit of the Record Holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make the aggregate payments under Section 4.1(a) for the Shares other than the Excluded Shares (such cash being hereinafter referred to as the “Exchange Fund”). If a Dissenting Stockholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its, appraisal rights pursuant to Section 262 of the DGCL and (ii) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s

Investors Service, Inc. or Standard & Poor’s, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a) shall be promptly returned to Parent. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such aggregate payments under Section 4.1(a).
               (b) Payment Procedures.
     (i) Letter of Transmittal. Promptly (and in any event, within five business days) after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Record Holder of Shares a letter of transmittal for use in collecting the amount to which such Record Holder is entitled as a result of the Merger, such letter of transmittal to be in such customary form as Parent and the Company may reasonably agree.
     (ii) Payment for Shares. Upon delivery of such letter of transmittal by any Record Holder of Shares (other than Excluded Shares), duly completed and signed in accordance with its instructions, and surrender of the Certificate (if any) that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu thereof as provided in Section 4.2(e)), such Record Holder shall be entitled to receive a cash amount equal to the number of such Shares multiplied by the Per Share Merger Consideration, and, if applicable, the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable as provided above. Risk of loss of and title to any Certificate will pass only upon proper delivery as provided above. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above may be issued to the transferee if the applicable letter of transmittal is accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable or shall have otherwise established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.

               (c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Person presents to the Surviving Corporation, Parent or Paying Agent any Certificates or any transfer instructions relating to Shares cancelled in the Merger, such Person shall be given a copy of the letter of transmittal referred to in Section 4.2(b)(i) and told to comply with the instructions in that letter of transmittal in order to receive the cash to which such Person is entitled pursuant to this Article IV.
               (d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of Shares for six months after the Effective Time shall be delivered to the Surviving Corporation. Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) for payment of the Per Share Merger Consideration for such Shares upon compliance with the instructions in the form of letter of transmittal referred to in Section 4.2(b)(i), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Record Holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
               (e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount equal to the number of Shares formerly represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.
               (f) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive the Per Share Merger Consideration, but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration for each such share of Common Stock, in accordance with Section 4.1, without interest. The Company shall give Parent (i) prompt notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal by Company stockholders under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.
               (g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of Shares cancelled in the Merger such amounts as it reasonably believes it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be (i) timely remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) treated for all purposes of this Agreement as having been paid to the Record Holder of Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.
               4.3. Restricted Stock Units. At the Effective Time, each outstanding restricted stock unit granted under a Stock Plan, (an “RSU”) shall fully vest and be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three business days after the Effective Time), an amount in cash equal to the product of (x) the total number of Shares subject to such RSU immediately prior to the Effective Time, and (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board (or another committee duly authorized by the Company Board for such purpose), as applicable, shall adopt any resolutions as may be necessary to implement the provisions of this Section 4.3. As of the Effective Time, the Company shall take all actions necessary and appropriate to terminate all Stock Plans and to ensure that all equity and equity-based awards granted under any Stock Plan shall be cancelled or terminated and that, except as otherwise agreed by Parent and the holder of any such award, such holder shall have the right only to receive a cash payment based on the Per Share Merger Consideration and determined and calculated as provided for in this Section 4.3.
               4.4. Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.
ARTICLE V
Representations and Warranties
               5.1. Representations and Warranties of the Company. Except (i) as disclosed in reasonable detail in the Company Reports (as defined in Section 5.1(e), but excluding (A) any risk factor disclosures contained under the heading “Risk Factors,” (B) any disclosure of risks included in any “forward-looking statements” disclaimer or any other forward-looking statements of risk that do not contain a reasonable level of detail about the risks of which the statements warn and (C) any exhibits to such Company Reports) filed with the Securities and Exchange Commission (the “SEC”) on or after March 30, 2007 and prior to the date of this Agreement (provided that nothing disclosed in such Company Reports will be treated as a modification or qualification of the representations and warranties made in Sections 5.1(b)(i)) or (ii) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:
               (a) Organization, Good Standing and Qualification; Subsidiaries.
     (i) Each of the Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, qualified, in good standing or to have such power or authority, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect (as defined below).
     (ii) The Company has made available to Parent complete and correct copies of the Company’s certificate of incorporation and bylaws, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.
As used in this Agreement, the term (i) “Subsidiary” means, when used with respect to any Person, any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing 50% or more of the equity or 50%

or more of the ordinary voting power (or, in the case of a partnership, 50% or more of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person; (ii) “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, and for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and (iii) “Company Material Adverse Effect” means any change, event, circumstance, occurrence or effect that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement; provided, however, that none of the following, and no effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:
     (i) any changes, events, circumstances, occurrences or effects generally affecting (A) any industry in which the Company and its Subsidiaries operate or in which the products or services of the Company and its Subsidiaries are used or distributed or (B) the economy, credit, financial or securities markets in the United States or elsewhere in the world, including changes in interest or exchange rates, or
     (ii) any changes, events, circumstances, occurrences or effects, arising out of, resulting from or attributable to (A) changes or prospective changes in Law, in applicable regulations of any Governmental Entity, in generally accepted accounting principles or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions, (B) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by the Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, (C) acts of war (whether or not declared), sabotage or terrorism, military actions or any escalation or worsening of any such acts of war (whether or not declared), sabotage, terrorism or military actions or other similar force majeure events, (D) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (E) any action taken by the Company or its Subsidiaries that is required by this Agreement or taken at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, (F) any change in the Company’s credit ratings or in analysts recommendations with respect to the Company, (G) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, (H) any decline in the market price, or change in trading volume, of any capital stock of the Company, (I) the failure of any Bid to result in a Government Contract (regardless of whether the Company or any of its Subsidiaries was a party to such Government Contract at the time such Bid was made), any protest initiated by any third party with respect to any Bid or Government Contract of the Company, the failure of any protest relating to a Bid or Government Contract initiated by the Company or the failure to be awarded task orders under Government Contracts, or (J) any failure to meet any internal or public projections, budgets, forecasts or estimates of revenue, earnings, cash flow or cash position;
provided, further, however, that (w) changes, events, circumstances, occurrences or effects set forth in clause (i)(A), (ii)(A), (ii)(C) or (ii)(D) above may be taken into account in determining whether there has been or is a Company Material Adverse Effect to the extent such changes, events, circumstances, occurrences or effects have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate, but only to the extent of such materially disproportionate adverse effect as compared to such other participants, (x) the exceptions in clauses (ii)(F), (ii)(H) and (ii)(J) above shall not prevent or otherwise affect a determination that the underlying cause of any decline, change or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (i) or clauses (ii)(A) through (J) above) is a Company Material Adverse Effect, (y) changes, events, circumstances, occurrences, effects or circumstances set forth in clause (ii)(C) above shall not include any action or failure to act by the Company, any Subsidiary of the Company or any of their respective employees or agents and (z) changes, events, circumstances, occurrences or effects resulting from a loss of a Material Contract other than from any of the exclusions set forth in clause (ii) above may be taken into account in determining whether there has been or is a Company Material Adverse Effect.
               (b) Capital Structure.
     (i) The authorized capital stock of the Company consists of (A) 200,000,000 shares of Common Stock, (B) 32,000,000 shares of Class B common stock, par value $0.01, (the “Class B Common Stock”) and (C) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the close of business on April 8, 2010, (A) 56,286,196 shares of Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive rights, (B) no shares of Class B Common Stock were outstanding or reserved for issuance, (C) no shares of Preferred Stock were outstanding or reserved for issuance, and (D) 807,568 RSU grants were credited to participants under their accounts under the Stock Plan. Other than 2,250,000 Shares reserved for issuance under the Stock Plan, the Company has no Shares reserved for issuance. Section 5.1(b)(i) of the Company Disclosure Schedule contains a correct and complete list, as of the date of this Agreement, of RSUs issued under the Stock Plan, including the type of award, holder, date of grant, number of Shares and vesting and performance conditions. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares (or a nominal amount of shares held pursuant to similar requirements in various jurisdictions), owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim, option to purchase or otherwise acquire any interest or other encumbrance except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable securities Laws (each, a “Lien”). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted stock units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell or make payments based on the value of any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plan, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Since April 8, 2010, the Company has not (1) issued any capital stock or other securities (including any securities convertible into or exchangeable for capital stock), other than or pursuant to RSUs referred to above that were outstanding as of April 8, 2010 that were issued pursuant to the Company’s 2007 Omnibus Incentive Plan (the “Stock Plan”), or (2) established a record date for, declared, set aside for payment or paid, any dividend on, or made any other distribution in respect of, any shares of its capital stock.
     (ii) Section 5.1(b)(ii) of the Company Disclosure Schedule sets forth (x) a list of all Subsidiaries of the Company that are not, directly or indirectly, wholly-owned, beneficially and of record, by the Company (except for directors’ qualifying shares or a nominal amount of shares held pursuant to similar requirements in various jurisdictions), and the ownership percentage of each such Subsidiary owned by the Company and/or any of its Subsidiaries and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company.
               (c) Corporate Authority and Approval.
     (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and, subject only to adoption of this Agreement by the holders of a majority of the outstanding shares of Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”) to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the authorization, execution and delivery hereof by Parent and Merger Sub constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
     (ii) The Company Board has determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and the Company Board has approved this Agreement and the Merger and the other transactions contemplated hereby and has resolved, subject to Section 6.2, to recommend adoption of this Agreement to the holders of Common Stock (such recommendation, the “Company Recommendation”). The Company Board has directed that this Agreement be submitted to the holders of Common Stock for their adoption. The only vote of the stockholders of the Company required to adopt this Agreement and approve the transactions contemplated hereby is the Requisite Company Vote.
               (d) No Conflict; Required Filings and Consents.
     (i) The execution, delivery and performance of this Agreement by the Company does not and will not: (A) conflict with or violate the certificate of incorporation or bylaws of the Company; (B) conflict with or violate the certificate of incorporation, bylaws or comparable governing documents of any Subsidiary of the Company; or (C) assuming that the Requisite Company Vote is obtained and all consents, approvals, authorizations, declarations and permits contemplated by clauses (A) through (E) of subsection (ii) below have been obtained, and all filings described in such clauses have been made, conflict with, result in any breach or violation of, or constitute a default (or an event which with or without notice, lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any breach or violation of, a termination or right of termination, acceleration or other alteration in the rights under, any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation, including, without limitation, any Government Contract (each a “Contract”), to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound or any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (C) above, for any such conflict, violation, breach, termination, default, acceleration, loss, alteration or other occurrence that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.
     (ii) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any domestic, foreign or supranational governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), except for: (A) the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder; (B) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder; (C) the applicable requirements of the New York Stock Exchange (the “NYSE”); (D) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; and (E) any consent, approval, authorization, declaration, permit, action, filing or notification not referred to above, the failure of which to make or obtain, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.
               (e) Company Reports; Financial Statements.
     (i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act from March 30, 2007 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished on or subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports, including any applicable accounting requirements. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC on or subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act, except for DynCorp International LLC.
     (ii) Since the Applicable Date, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the NYSE.
     (iii) (A) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act and (B) the Company’s management has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a 15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge (as defined below) of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
     (iv) Each of the condensed consolidated statements of financial position included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed on or after the date of this Agreement, will fairly present, in each case, in all material respects, the condensed consolidated financial position of the Company and its Subsidiaries as of its date and each of the condensed consolidated statements of income and condensed consolidated statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed on or after the date of this Agreement, will fairly present, in each case, in all material respects, the net income and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.
               (f) Absence of Certain Changes.
     (i) Since April 3, 2009, the Company and its Subsidiaries have conducted their respective businesses in all material respects only, and have not engaged in any material transaction other than, in accordance with the ordinary course of these businesses consistent with past practice, except in connection with this Agreement and the transactions contemplated herein.
     (ii) Since April 3, 2009, there has not occurred any Company Material Adverse Effect or any changes, events, circumstances, occurrences, effects or developments that would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
               (g) Litigation; Liabilities.
     (i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, formal or informal investigations (including any charges, notices or inquiries made or given by any Governmental Entity, whether by subpoena, request for information or otherwise) or any other proceedings pending or, to the Knowledge of the Company and its Subsidiaries, threatened against the Company or any of its Subsidiaries, in each case that would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement. None of the Company or any of its Subsidiaries is a party to or subject to the provisions of any judgment, ruling, order, writ, injunction, decree, award, stipulation or other requirement of any kind specifically imposed upon, or outstanding against, the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.
     (ii) As of the date of this Agreement, to the actual knowledge of the persons listed in Section 5.1(g)(v) of the Company Disclosure Schedule, no director or officer of the Company or any of its Subsidiaries is a defendant in any material suit, action, or proceeding to which the Company or any of its Subsidiaries is not also a defendant, including as a nominal defendant, in connection with his or her status as a director or officer of the Company or any of its Subsidiaries.
     (iii) As of the date of this Agreement, to the actual knowledge of the persons listed in Section 5.1(g)(v) of the Company Disclosure Schedule, no current or former employee, representative, consultant, independent contractor, subcontractor, leased employee, volunteer, or “temp” of the Company or any of its Subsidiaries, in connection with his or her affiliation with, or the performance of his or her duties to, the Company or any of its Subsidiaries, is a defendant, target, subject or person of interest in (i) any suit, action, formal or informal investigation (including any charge, complaint, notice or inquiry made or given by any governmental agency, whether by subpoena, request for information or otherwise) or (ii) any other proceeding to which the Company or any of its Subsidiaries is not also a defendant, including as a nominal defendant, which would, in the case of clauses (i) and (ii), individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement.
     (iv) Neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any third-parties (including subcontractors) to which the Company or any of its Subsidiaries has agreed to provide an applicable indemnity, has any liabilities or obligations of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise) which would be required to be reflected or reserved against on a condensed consolidated statement of financial position of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (A) set forth or reflected or reserved against in the Company’s condensed consolidated statements of financial position as of January 1, 2010, including the notes thereto, included in the Company Reports, (B) incurred in the ordinary course of business consistent with past practices since January 1, 2010, none of which individually (in the case of this clause (B)) is material to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, (C) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, or (D) that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. There are no off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been so described in the Company Reports nor any obligations to enter into any such arrangements.
     (v) The term “Knowledge”, when used in this Agreement with respect to the Company, shall mean the actual knowledge, after reasonable inquiry, of those persons set forth in Section 5.1(g)(v) of the Company Disclosure Schedule.
               (h) Employee Benefits.
     (i) All benefit and compensation plans, contracts, policies, programs, practices, arrangements or agreements covering current or former employees of the Company Group (the “Employees”) and current or former directors, independent contractors, consultants or leased employees of the Company Group (collectively with Employees, the “Service Providers”) and under or with respect to which the Company Group has any liability including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and pension, profit-sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company Group is the owner, the beneficiary, or both), Code Section 125 “cafeteria” or “flex” benefit, employee loan, educational assistance, fringe benefit, deferred compensation, retirement or post-retirement, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus, and employment, consulting or other individual agreements, plans, practices, policies, contracts, programs, and arrangements (collectively, the “Benefit Plans”), other than Benefit Plans that are mandatory under applicable Law or Benefit Plans that are maintained outside of the United States primarily for the benefit of Employees working outside of the United States and, in each case, that are not subject to ERISA (such plans hereinafter being referred to collectively as “Non-U.S. Benefit Plans”), are listed in Section 5.1(h)(i) of the Company Disclosure Schedule. True and complete copies of (i) all Benefit Plans required to be listed in Section 5.1(h)(i) of the Company Disclosure Schedule, and (ii) in respect of such Benefit Plans, any amendments, trust agreements or other funding instruments, material contracts currently in effect (including all administrative agreements, group insurance contracts and group annuity contracts), the most recent IRS determination letter, the summary plan description, the three most recent Forms 5500, the three most recent audited financial statements and for the last year all correspondence with the IRS, the Department of Labor and any other Governmental Entity which relate to any investigations or claims that could result in a material liability with respect to any Benefit Plan have been made available to Parent. “Company Group” means the Company, any Subsidiary of the Company, and any ERISA Affiliate thereof.

     (ii) Each Benefit Plan, other than Non-U.S. Benefit Plans, (collectively, “U.S. Benefit Plans”) is in compliance with its terms and with ERISA, the Code and other applicable Laws, except, individually or in the aggregate, as would not reasonably be likely to have a Company Material Adverse Effect. Each U.S. Benefit Plan intended to be qualified under Section 401(a) of the Code, has received a currently-effective favorable determination letter from the Internal Revenue Service (the “IRS”) or has applied to the IRS for such favorable determination letter under Section 401(b) of the Code within the applicable remedial amendment period, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such U.S. Benefit Plan under Section 401(a) of the Code.
     (iii) Except as set forth in Section 5.1(h)(iii) of the Company Disclosure Schedules, no U.S. Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and neither the Company Group, nor any entity which is considered a single employer with any member of the Company Group under Section 4001 of ERISA and Section 414 of the Code (“ERISA Affiliates”) has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any such plan. Except as set forth in Section 5.1(h)(iii) of the Company Disclosure Schedule, none of the Company Group is obligated to contribute to or could reasonably be expected to have any liability in respect of any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), and none of the Company Group has withdrawn from a Multiemployer Plan in a “complete withdrawal” or a “partial withdrawal” as defined in Sections 4203 and 4205 of ERISA, respectively, so as to result in a liability, contingent or otherwise (including without limitation the obligations pursuant to an agreement entered into in accordance with Section 4204 of ERISA), of the Company Group, that has not been satisfied. To the Knowledge of the Company, with respect to each Benefit Plan that is a Multiemployer Plan: (i) no such Multiemployer Plan has been terminated or has been in reorganization under ERISA so as to result, directly or indirectly, in any liability, contingent or otherwise, of the Company Group under Title IV of ERISA; (ii) no proceeding has been initiated by any person (including the Pension Benefit Guaranty Corporation) to terminate any such Multiemployer Plan; (iii) the Company Group has not received written notice that any such Multiemployer Plan will be terminated or reorganized under ERISA; (iv) the Company Group does not expect to withdraw from any such Multiemployer Plan; and (v) no such Multiemployer Plan is in endangered or critical status, within the meaning of Section 305 of ERISA.
     (iv) As of the date hereof, there is no pending or, to the Knowledge of the Company threatened, lawsuits, grievances, arbitration, actions, claims, charges, investigations, hearings or other proceedings (including without limitation any administrative hearings, investigations, charges, claims, actions or proceedings), relating to any Benefit Plan, other than routine claims for benefits that, individually or in the aggregate, would reasonably be likely to result in a Company Material Adverse Effect. Except as set forth in Section 5.1(h)(iv) of the Company Disclosure Schedule, none of the Company Group has any obligations to provide welfare benefits (including, without limitation, death or medical benefits) with respect to any former or current Service Provider or any spouse thereof beyond the termination of such Service Provider’s service with the Company Group, and none of the Company Group maintains, contributes to or sponsors any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code.
     (v) Except as set forth in Section 5.1(h)(v)(i) of the Company Disclosure Schedule, neither the execution of this Agreement, the approval of the Merger by the stockholders of the Company nor the consummation of the transactions contemplated hereby (whether alone or in connection with any subsequent event(s)) will (A) result in any payment becoming due, or increase the amount of compensation due to any Service Provider, (B) increase any benefits otherwise payable under any Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any compensation or benefits, (D) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code, or (E) result in the payment of any amount, that could , individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code. Except as set forth in Section 5.1(h)(v)(ii) of the Company Disclosure Schedule, no Service Provider has or will obtain a right to receive a gross-up payment from the Company Group with respect to any taxes that may be imposed upon such Service Provider pursuant to Section 409A of the Code or Section 4999 of the Code.
     (vi) All Non-U.S. Benefit Plans are listed in Section 5.1(h)(vi) of the Company Disclosure Schedule. With respect to each Non-U.S. Benefit Plan, except, individually or in the aggregate, as would not be reasonably likely to have a Company Material Adverse Effect: (i) each Non-U.S. Benefit Plan is in compliance with the applicable provisions of Law and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction in which each such Non-U.S. Benefit Plan is maintained, to the extent those Laws are applicable to such Non-U.S. Benefit Plan; (ii) each Non-U.S. Benefit Plan has been administered at all times and in accordance with its terms; and (iii) all liabilities with respect to each Non-U.S. Benefit Plan have been funded in accordance with the terms of such Non-U.S. Benefit Plan, and applicable Law, and to the extent that liabilities in respect of any such Non-U.S. Benefit Plans exceed assets in respect of such plan, such shortfall amount has been reflected in Section 5.1(h)(vi) of the Company Disclosure Schedule.
     (vii) Except as would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect, each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and published guidance thereunder (a “Nonqualified Deferred Compensation Plan”) and any benefit thereunder, in each case that is subject to Section 409A of the Code, (i) has been operated in compliance with Section 409A of the Code since its inception, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code and (B)(I) the final regulations issued thereunder or (II) applicable Internal Revenue Service Notices (clauses (I) and (II), together, the “409A Authorities”), and (ii) has complied with the 409A Authorities as of the effective date thereof.

     (viii) As of the date hereof, no current employee of the Company or any of its Subsidiaries at the senior vice president-level or above has given written notice to the Company or any of its Subsidiaries that any such employee intends to terminate his or her employment with the Company or any of its Subsidiaries.
               (i) Labor.
     (i) The Company has provided Parent copies of all collective bargaining agreements, works council agreements, labor union contracts, trade union agreements, and other agreements (each a “Collective Bargaining Agreement”) with any union, works council, or labor organization (each a “Union” and collectively “Unions”) to which the Company or any of its Subsidiaries is a party or by which it is bound. Except as would not reasonably be expected to have a Company Material Adverse Effect, individually or in the aggregate: (A) to the Knowledge of the Company, in the past three years, no Union or group of employees of the Company or any of its Subsidiaries has sought to organize any employees for purposes of collective bargaining, made a demand for recognition or certification, sought to bargain collectively with the Company or any of its Subsidiaries, or filed a petition for recognition with any Governmental Entity (except with respect to any Collective Bargaining Agreement previously provided to Parent); (B) as of this date, no Collective Bargaining Agreement is being negotiated by the Company or, to the Knowledge of the Company, any of its Subsidiaries; (C) in the past three years there have been no actual or, to the Knowledge of the Company, threatened strikes, lockouts, slowdowns, work stoppages, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins, sick-outs, or other forms of organized labor disruption with respect to the Company or any of its Subsidiaries; and (D) each of the employees of the Company and its Subsidiaries has all work permits, immigration permits, visas, or other authorizations required by Law for such employee given the duties and nature of such employee’s employment.
     (ii) Except as would not reasonably be expected to have a Company Material Adverse Effect, individually or in the aggregate: (i) within the past six (6) years, each person or entity classified by the Company or any of its Subsidiaries as an “independent contractor,” consultant, volunteer, subcontractor, “temp,” leased employee, or other contingent worker is properly classified under all governing Laws, and the Company and its Subsidiaries have fully and accurately reported all payments to all independent contractors and other contingent workers on IRS Form 1099s or as otherwise required by applicable Laws; (ii) within the past six (6) years, each employee classified as “exempt” from overtime under the Fair Labor Standards Act (“FLSA”) and any state laws governing wages, hours, and overtime pay has been properly classified as such, and the Company and its Subsidiaries have not incurred any liabilities under the FLSA or any state wage and hour laws; (iii) within the past six (6) years, each employee not subject to FLSA has been properly categorized according to applicable Law, and has been paid overtime wages consistent with applicable law; (iv) within the past three (3) years, neither the Company nor any of its Subsidiaries has failed to provide advance notice of layoffs or terminations as required by the Worker Adjustment and Retraining Notification Act or any state or local Laws, or any applicable Law for employees outside the United

States, regarding the termination or layoff of employees or has incurred any liability or obligation which remains unsatisfied under such Laws; (v) the Company and each of its Subsidiaries are in compliance with all applicable Laws relating to labor and employment, including but not limited to all Laws relating to employment practices; the hiring, promotion, assignment, and termination of employees; discrimination; equal employment opportunities; disability; labor relations; wages and hours; hours of work; payment of wages; immigration; workers’ compensation; employee benefits; working conditions; occupational safety and health; family and medical leave; or employee terminations; data privacy and data protection; (vi) there are no pending or, to the Company’s Knowledge, threatened, lawsuits, grievances, unfair labor practice charges, arbitrations, charges, investigations, hearings, actions, claims, or proceedings (including without limitation any administrative investigations, charges, claims, actions, or proceedings), against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, representative, agents, consultant, independent contractor, subcontractor, or leased employee, volunteer, or “temp” of the Company or any of its Subsidiaries, or any group or class of the foregoing, or any Governmental Entity, in each case in connection with his or her affiliation with, or the performance of his or her duties to, the Company or its Subsidiaries, any person alleging to be a current or former employee, any group or class of the foregoing, or any Governmental Entity, or alleging violation of any labor or employment Laws, breach of any Collective Bargaining Agreement, breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful, or tortious conduct in connection with the employment relationship; and (vii) and no individual has been improperly excluded from, or wrongly denied benefits under, any Benefit Plan.
               (j) Compliance.
     (i) The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local, foreign or supranational law, statute or ordinance, common law, or any rule, regulation, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (including the Sarbanes-Oxley Act, and the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (“FCPA”) and, where applicable, any anti-bribery / corruption legislation enacted by a Governmental Entity (“Anti-Bribery Act”), collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. The Company and its Subsidiaries each has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

     (ii) Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect, (A) none of the Company, its Subsidiaries or any of their respective current or former employees, representatives, agents, consultants, independent contractors, subcontractors, leased employees, volunteers, or “temps” have (1) used any corporate, Company (and/or Subsidiary) funds for any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (2) made any direct or indirect unlawful payments from corporate funds to any foreign or domestic government employee or official for the purpose of influencing any act or decision of such individual or of any Governmental Entity or department, agency or instrumentality thereof; or (3) violated any provision of the FCPA or any Anti-Bribery Acts, in each case, in connection with his or her affiliation with, or the performance of his or her duties to, the Company or its Subsidiaries; (B) the Company and its Subsidiaries make and keep books, records, and accounts that accurately and fairly reflect transactions and the distribution of the Company’s and the Subsidiaries’ assets, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are taken in accordance with management’s directives and are properly recorded, in each case, in accordance with the FCPA; and (C) the Company and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA and / or any Anti-Bribery Acts with respect to which the Company or any of its Subsidiaries would be liable will be prevented, detected and deterred.
     (iii) Except for such matters, that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect, none of the Company, its Subsidiaries or any of their current or former employees, representatives, agents, consultants, independent contractors, subcontractors, leased employees, volunteers, or “temps” in connection with his or her affiliation with, or the performance of his or her duties to, the Company or any of its Subsidiaries: (A) have within the past five years engaged in any activity or transaction prohibited by or in violation of any U.S. Export Control or Import Law; (B) have been the recipient of a subpoena, warning letter, finding of violation letter, charging letter, draft charging letter, or other document alleging a violation, or possible violation, of any U.S. Export Control or Import Law from any U.S. Trade Control Agency in the past five years; (C) in the past five years have been (x) subject of an indictment for a violation or violations of any U.S. Export Control or Import Law; (y) convicted of violating any U.S. Export Control or Import Law or (z) barred or suspended, even temporarily, from doing business with any agency of the U.S. Government as a result of a violation of any U.S. Export Control or Import Law; (D) (x) is an Embargoed Person; (y) is owned or controlled by, or is acting on behalf of, an Embargoed Person or (z) has within the last five years engaged in activities, dealings or transactions with or involving an Embargoed Person; (E) has within the last five years entered into a settlement, plea agreement, or deferred prosecution agreement with any U.S. Trade Control Agency for alleged violations of any U.S. Export Control or Import Law; or (F) has been officially reprimanded or terminated in the last five years in whole or in part due to their violation of Company policies and procedures related to U.S. Export Control or Import Laws.

     (iv) Except for such matters, that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (A) there is no pending or, to the Knowledge of the Company, threatened U.S. Trade Control Agency proceeding, investigation, audit or enforcement action against the Company, its Subsidiaries or any of their respective current or former employees, representatives, agents, consultants, independent contractors, subcontractors, leased employees, volunteers, or “temps” in connection with his or her affiliation with, or the performance of his or her duties to, the Company or any of its Subsidiaries; (B) neither the Company nor its Subsidiaries have any pending or anticipated disclosures to any U.S. Trade Control Agency for potential violations of any U.S. Export Control or Import Law; (C) all voluntary self disclosures that have been submitted to a U.S. Trade Control Agency in the past five years involving potential violations of U.S. Export Control or Import Laws have been disclosed to the Parent and Merger Sub; and (D) there have been no potential violations of U.S. Export Control or Import Laws that have been discovered by the Company, but not reported to a U.S. Trade Control Agency in the past five years.
As used in this Agreement the terms:
“Embargoed Person” means any person, country or entity subject to trade restrictions under United States law, including, without limitation, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701, et seq., the Trading with the Enemy Act, 50 U.S.C. §§ App.1, et seq., the Export Administration Act, 50 U.S.C. app. §§ 2401-2420, the Arms Export Control Act, 22 U.S.C. §§ 2751-2794, or any statutes, regulations or Executive Orders implemented by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) or the U.S. State Department’s Directorate of Defense Trade Controls (“DDTC”).
“U.S. Export Control Laws” means the Export Administration Regulations (15 C.F.R. Parts 730-744); U.S. Foreign Trade Regulations (15 C.F.R. Part 30); the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130); the U.S. Treasury Department, Office of Foreign Assets Control regulations (30 C.F.R. Parts 500-599; and the Antiboycott laws (15 C.F.R. Part 760 and Section 999 of the U.S. Internal Revenue Code)).
“U.S. Import Laws” means laws and regulations administered by Customs under Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations and the U.S. Department of Justice, Bureau of Alcohol, Tobacco, Firearms and Explosives (“BATFE”) regulations ( 27 C.F.R. Part 447).
“U.S. Trade Control Agencies” includes, but is not limited to, BATFE, BIS, CBP, DDTC, DOJ, IRS, OFAC, OAC, U.S. Census Bureau, Foreign Trade Division, and U.S. Immigration and Customs Enforcement.
               (k) Rights Agreement; Takeover Statutes.

     (i) The Company does not have any outstanding rights under the Rights Agreement between the Company and The Bank of New York dated May 3, 2006, as amended (the “Rights Plan”), or any similar rights or “poison pills” other than any such rights or “poison pills” that provide for expiration of such rights (without payment of any consideration by the Company, any Company Subsidiary, Parent or Merger Sub) immediately prior to the Effective Time. The Company has amended the Rights Plan in accordance with its terms such that the provisions thereof and any rights granted thereunder are inapplicable to the Merger and the other transactions contemplated hereby including, without limitation, the Voting Agreement.
     (ii) No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (“Takeover Statutes”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated hereby.
     (iii) Pursuant to the Company’s certificate of incorporation, the Company has opted out of Section 203 of the DGCL and therefore Section 203 of the DGCL will not apply to Parent or Merger Sub with respect to this Agreement, the Merger and the other transactions contemplated hereby.
               (l) Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect:
     (i) The Company, its Subsidiaries, and, to the Knowledge of the Company, their respective predecessors, have complied and are in compliance with applicable Environmental Laws.
     (ii) The Company, its Subsidiaries, and, to the Knowledge of the Company, their respective predecessors, have obtained, have complied with, and are in compliance, with all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws (hereinafter “Environmental Permits”) for the operation of their respective businesses. All such Environmental Permits are in full force and effect and free from breach.
     (iii) Neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any of their respective predecessors, has received any unresolved written or oral claim, notice of violation, or citation concerning any actual violation or alleged violation of any applicable Environmental Law.
     (iv) None of the following exists at any property or facility currently owned or operated by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective predecessors: (i) leaking under or above-ground storage tanks, (ii) friable and damaged asbestos containing material, (iii) leaking equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments, or disposal areas, each of which are in violation of Environmental Law.

     (v) Neither the Company nor any Subsidiary, nor to the Knowledge of the Company, any of their respective predecessors, has treated, recycled, stored, disposed of, arranged for the disposal of, transported, or released any Hazardous Substances, in violation of Environmental Laws, that has not been remedied, settled or otherwise resolved.
     (vi) Notwithstanding any other representation or warranty in Article V of this Agreement, the representations and warranties contained in this Section 5.1(l), the second sentence of Section 5.1(e)(i), and Section 5.1(e)(iv) constitute the sole representations and warranties of the Company relating to any Environmental Law or Hazardous Substance.
As used herein, the term “Environmental Law” means any applicable law, regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity (A) concerning public health and safety and the pollution or protection of the environment (including air, water, soil and natural resources), or (B) the presence, use, manufacturing, refining, production, generation, transportation, treatment, recycling, transfer, distribution, importing, labeling, testing, processing, discharge, storage, handling, release, threatened release, control, cleanup or disposal of Hazardous Substances, in each case as amended and presently in effect.
As used herein, the term “Hazardous Substance” means any substance, pollutant, contaminant, material, or waste, or combination thereof, whether solid, liquid, or gaseous in nature presently listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law including petroleum and any derivative or by-products thereof.
               (m) Taxes.
     (i) The Company and each of its Subsidiaries (A) have prepared in good faith and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are correct, complete and accurate, except in each case where such failures to so prepare or file Tax Returns, or the failure of such filed Tax Returns to be correct, complete and accurate individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect; (B) have timely paid all Taxes that are required to be paid or withheld and paid over to the appropriate Tax authority all Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except where such failure to so pay, withhold or remit, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect; and (C) have not waived any statute of limitations with respect to any material amount of Taxes or agreed to any extension of time with respect to any material amount of Tax assessment or deficiency.
     (ii) As of the date hereof, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits (or other similar proceedings initiated by a Governmental Entity) in respect of Taxes to which the Company is a party, which (if determined adversely) would reasonably be likely to have a Company Material Adverse

Effect. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in accordance with GAAP in the Company Reports. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended April 3, 2009, March 28, 2008 and March 30, 2007.
     (iii) Neither the Company nor any of its Subsidiaries has made any compensatory payments or has been or is a party to any compensatory agreement, contract, arrangement, or plan that provides for compensatory payments that were not deductible or would reasonably be expected to be nondeductible under Code section 162(m). Neither the Company nor any of its Subsidiaries has entered into any transaction defined under Sections 1.6011-4(b)(2), -4(b)(3) or -4(b)(4) of the Treasury Regulations promulgated under the Code.
     (iv) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under, any Tax sharing, indemnification or similar agreement, other than (A) any such agreement among or between the Company and one or more Subsidiaries or between Subsidiaries and (B) Tax sharing or indemnification provisions in commercial agreements that are not primarily concerned with Taxes, such as lease agreements.
     (v) The Company or any of its Subsidiaries does not have any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of any federal, state, provincial, local or foreign law) or as a transferee or successor for any Taxes of any Person other than the Company or its Subsidiaries.
     (vi) There are no material adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or similar foreign, state, provincial or local Tax laws) that are required to be taken into account by the Company or its Subsidiaries in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.
     (vii) The Company and each of its Subsidiaries has properly maintained the documentation necessary to avoid penalties as to transfer pricing pursuant to section 6662(e) of the Code.
As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local, foreign and supranational income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, ad valorem, property, withholding, excise, production, value added, transfer, license, estimated, occupancy and other taxes, duties, fees, charges or other assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, claims for refund, statements, estimates information returns and other similar documents) required to be supplied to a Tax authority relating to Taxes and (C) for purposes of this Section 5.1(m) and Section

6.1(a)(x)-(xiii) hereof, the term “Subsidiary” shall have the same meaning as the definition of Subsidiary in Section 5.1(a) hereof except that it shall include an entity for which the Company, directly or indirectly, acts as tax matters partner (as defined in Section 6231(a)(7) of the Code).
               (n) Intellectual Property.
     (i) Section 5.1(n)(i) of the Company Disclosure Schedule sets forth a list of all material patents, patent applications, registered Trademarks, applications to register Trademarks, registered Copyrights and applications to register Copyrights, and registered domain names, in each case that are owned by the Company or a Subsidiary (collectively, the “Registered Intellectual Property”). The Company or a Subsidiary owns the Registered Intellectual Property, and the Registered Intellectual Property is not subject to any Lien other than Permitted Liens. To the Knowledge of the Company, each material item of Registered Intellectual Property is valid and enforceable, and is not being misappropriated, violated, or infringed by any third party in a manner that would have a Company Material Adverse Effect.
     (ii) Except as would not have a Company Material Adverse Effect (without giving effect to the exception in (ii)(B) of the definition of Company Material Adverse Effect): (A) the Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted; (B) no claims are pending or, to the Knowledge of the Company, threatened, alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property; (C) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person; (D) the Company and/or its Subsidiaries take and have taken commercially reasonable actions to maintain the secrecy of any Trade Secrets owned by the Company or its Subsidiaries; (E) none of the Company nor its Subsidiaries is or will be, as a result of the consummation of the Merger or the other transactions contemplated by this Agreement or the performance of their obligations under this Agreement, in breach or default of any Intellectual Property, and (F) the consummation of the Merger and the other transactions contemplated by this Agreement will not materially impair, limit, terminate or nullify, or cause any encumbrance on, any rights of the Company or any of its Subsidiaries in any material Intellectual Property.
As used in this Agreement, the term “Intellectual Property” means all intellectual property rights of any type or nature recognized by law, however denominated, throughout the world, including, without limitation, (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, corporate names, trade names, domain names, logos, slogans, and other similar designations of source or origin, together with the goodwill symbolized by all of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter, including compilations and moral rights and rights of attribution and integrity (“Copyrights”), (iv) computer programs (whether in source code, object code, or other form), databases, data including, without limitation, customer data, and all technology including, without limitation, hardware, supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, and (v) trade secrets and all other confidential information, know-how, inventions (whether or not reduced to practice), proprietary processes, formulae, algorithms, models, and methodologies (“Trade Secrets”).
               (o) Insurance. The Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies and subsidiaries in similar lines of business as the Company and its Subsidiaries, and in amounts sufficient to comply with all Material Contracts and Government Contracts to which the Company or its Subsidiaries are parties or are otherwise bound. All material insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to such Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. There is no material claim pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.
               (p) Opinion of Financial Advisors; Brokers.
     (i) Goldman, Sachs & Co. (“Goldman Sachs”) has delivered (or promptly after the date of this Agreement shall deliver) to the Board of Directors of the Company its written opinion, dated the date of this Agreement, that, as of such date and subject to the various limitations and qualifications set forth therein, the $17.55 per Share cash consideration to be paid to the holders of the Shares (other than Parent and its Affiliates) pursuant to this Agreement is fair from a financial point of view to such holders. A copy of such opinion will be provided to Parent promptly for information purposes following receipt thereof by the Company.
     (ii) No broker, finder, financial advisor or investment banker (other than Goldman Sachs and CSP Associates, Inc.) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Subsidiaries. Set forth on Section 5.1(p)(ii) of the Company Disclosure Schedule is the aggregate amount of fees required to be paid based on the Per Share Merger Consideration and the assumptions set forth on such schedule pursuant to all agreements pursuant to which any Person required to be identified in this Section 5.1(p) is entitled to any such fee, commission or expense reimbursement.
               (q) Properties.
     (i) As of the date hereof, neither the Company nor its Subsidiaries own any real property. To the extent the Company or its Subsidiaries own real property after the date hereof, except in any such case as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company or its applicable Subsidiary has good and valid title to each parcel of real property and all personal property purported to be owned by the Company or any of its Subsidiaries, free and clear of all Liens, other than Permitted Liens.
     (ii) Section 5.1(q)(ii) of the Company Disclosure Schedule sets forth a list, as of the date hereof, of all material leases, subleases, licenses or other occupancy agreements for real property to which the Company or any of its Subsidiaries is a party that are currently in effect (the “Leases”). As used in this Agreement, the term “Specified Leases” means: (i) executive offices in Fort Worth, Texas (194,335 sq ft.), (ii) warehouse and storage facility in Salalah Port, Oman (125,000 sq. ft.), (iii) executive offices in Falls Church, Virginia (113,366 sq. ft.) and (iv) offices and residences in Kabul, Afghanistan (47,000 sq. ft.). With respect to the Specified Leases and, except in any such case as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect with respect to the Leases other than the Specified Leases, the Company or its applicable Subsidiary holds good and valid leasehold interests in the real property and personal property purported to be leased or subleased by the Company or any of its Subsidiaries, free and clear of all Liens, other than Permitted Liens, and (A) all leases under which the Company or any of its Subsidiaries lease any real property are valid and in full force and effect against the Company or any of its Subsidiaries, as applicable, and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and (B) there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries.
As used in this Agreement the term “Permitted Liens” means: (A) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property or encumbrances on title (provided that such liens, encumbrances or restrictions do not, individually or in the aggregate, materially and adversely interfere with the use of such real property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated or otherwise materially and adversely impair the Company’s current business operations at such location); (B) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice; (C) Liens imposed by Law, including, without limitation, carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the ordinary course of business consistent with past practice for sums not yet due or being contested in good faith by appropriate proceedings; (D) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings; (E) Liens or encumbrances that do not materially impair the ownership or use of the assets to which they relate; (F) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records; and (G) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries.

               (r) Affiliate Transactions. Since the Applicable Date to, and including, the date hereof, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Company Reports filed prior to the date hereof.
               (s) Contracts.
     (i) Except as set forth in Section 5.1(s) of the Company Disclosure Schedule, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any: (A) Contract required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (B) Contract with respect to partnerships, joint ventures or similar arrangements; (C) Contract containing covenants of the Company or any of its Subsidiaries purporting to limit in any material respect any line of business, any type of produce or service, and channel of distribution, or field of commercial endeavor or geographical area in which or with regard to which the Company or its Subsidiaries may operate or granting material exclusive rights to the counterparty thereto (including any agreement to which the Company or any of its Subsidiaries is subject that grants to any party most-favored-nation or similar rights); (D) Contract that, individually or in the aggregate with other Contracts, would or would reasonably be likely to prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement or that would accelerate payment obligations, performance deadlines, or modify or accelerate any other material obligation due to the Merger or other transactions contemplated by this Agreement; (E) Collective Bargaining Agreement or similar agreement; (F) Contract pursuant to which the Company or any of its Subsidiaries has any Indebtedness in an amount in excess of $10 million outstanding (other than intercompany indebtedness); (G) Contract licensing or otherwise specifically concerning Intellectual Property (except for non-exclusive, commercially available, off-the-shelf software programs for which the Company and its Subsidiaries, taken as a whole, pay an annual fee of less than $5 million) that is material to the business of the Company and its Subsidiaries, taken as a whole; (H) Contract that accounted for aggregate revenue to the Company or any of its Subsidiaries of (1) more than $15 million during the Company’s 2009 fiscal year or (2) more than $10 million during the first nine months of the Company’s 2010 fiscal year; (I) Contract (or series of related Contracts) entered into after the Applicable Date that involves the acquisition from another person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person for aggregate consideration under such Contract (or series of related Contracts) in excess of $7.5 million (other than acquisitions or dispositions of inventory in the ordinary course of business); (J) Contract (or series of related Contracts) with any agency or department of the United States federal government or other Governmental Entity, or other Government Contract, for the purchase of goods and/or services from the Company or any of its Subsidiaries which would reasonably be expected to result in payments to the Company or any of its Subsidiaries in excess of $5 million; (K) Contract that relates to an acquisition, divestiture, merger, license or similar transaction and contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $5 million; (L) Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly-owned Subsidiaries, prohibits the pledging of the capital stock of the Company or any wholly-owned Subsidiary of the Company or prohibits the issuance of guarantees by any wholly-owned Subsidiary of the Company; (M) Contract that provides for the payment, increase or vesting of any benefits or compensation in connection with the transactions contemplated by this Agreement; or (N) Contract that relates to any material settlement, other than (x) releases immaterial in nature or amount, (y) settlement agreements for cash only (which has been paid) or (z) settlement agreements under which neither the Company nor any of its Subsidiaries has any continuing material financial obligations or liabilities. Each such Contract described in clauses (A)-(N) above (whether entered into before or after the date of this Agreement) is referred to herein as a “Material Contract”. “Indebtedness” means: (A) indebtedness for borrowed money or for the deferred purchase price of property or services (but excluding trade payables and receivables in the ordinary course of business consistent with past practice), including indebtedness evidenced by a note, bond, debenture or similar instrument; (B) obligations to pay rent or other amounts under any lease of real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet under GAAP; (C) obligations in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person; (D) liabilities under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or arrangements; and (E) any guarantee of any such obligations described in clauses (A) through (D) of this definition.
     (ii) Each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had, and will not have a Company Material Adverse Effect. There is no default under any Material Contract either by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto, in each case except as, individually or in the aggregate, have not had, and would not reasonably be likely to have, a Company Material Adverse Effect. Except for such matters that, individually or in the aggregate, have not had or would not reasonably be expected to have, a Company Material Adverse Effect, (x) the Company has not received any written notice from any counterparty that such counterparty intends to terminate, or not renew, any Material Contract, and (y) as of the date of this Agreement, the Company has not received any written notice from any counterparty that is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect. Complete and correct copies of each Material

Contract, as amended or modified, have been delivered or made available to Parent prior to the date hereof.
               (t) Government Contracts. Except as set forth in Section 5.1(t) of the Company Disclosure Schedule:
     (i) To the Knowledge of the Company, since the Applicable Date, with respect to each Government Contract (as defined below) or outstanding Bid (as defined below) to which the Company or its Subsidiaries is a party: (i) the Company and its Subsidiaries has complied in all material respects with all material terms and conditions of such Government Contract or Bid, including clauses, provisions and requirements incorporated expressly, by reference or by operation of Law therein; (ii) the Company and its Subsidiaries has complied in all material respects with all applicable requirements of statute, rule, regulation, order or agreement with the U.S. Government pertaining to such Government Contract or Bid; (iii) all material representations and material certifications executed, acknowledged or set forth in or pertaining to such Government Contract or Bid were current, accurate and complete in all material respects as of their effective date, and the Company and its Subsidiaries have complied in all material respects with all such material representations and material certifications; (iv) neither the U.S. Government, nor any prime contractor, subcontractor or any other person has notified the Company or any of its Subsidiaries, in writing, that the Company or any of its Subsidiaries has breached or violated any Law pertaining to such Government Contract or Bid, except for such breaches or violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect; (v) no termination for convenience, termination for default, cure notice or show cause notice has been issued in writing and not resolved or cured; (vi) no material cost incurred by the Company or any of its Subsidiaries has been questioned in writing or disallowed other than those which have been resolved.
     (ii) Since the Applicable Date, the Company and each of its Subsidiaries are and have been in compliance in all material respects with Executive Order 11246, Section 503 of the Rehabilitation Act of 1973, the Vietnam Era Veterans’ Readjustment Assistance Act of 1974, and all implementing regulations, all as amended, with respect to each Government Contract. Since the Applicable Date, the Company and each of its Subsidiaries are and have been in compliance in all material respects with all applicable foreign laws, rules, regulations, decisions and orders relating to personnel policies, affirmative action, and/or government contracts in each jurisdiction in which the Company or any of its Subsidiaries has business operations.
     (iii) To the Knowledge of the Company, since the Applicable Date, there has been no (A) civil fraud, false claim, criminal act or bribery (in each case as such concept is defined under the state or federal laws of the United States), or any other material violation of applicable law, by the Company or any of its Subsidiaries or any director, officer, principal or employee of the Company or its Subsidiaries, (B) written request by a Governmental Entity for a material contract price adjustment based on a claimed material disallowance by the Defense Contract Audit Agency (or other applicable

Governmental Entity) or a written material claim of defective pricing in material violation of the applicable acquisition or procurement regulations of a Governmental Entity, or (C) material dispute between the Company or any of its Subsidiaries and a Governmental Entity (other than disputes in the ordinary course of business which are no longer outstanding). To the Knowledge of the Company, since the Applicable Date, none of the Company or any of its Subsidiaries, nor any of their respective affiliates, directors, officers, or principals has or currently is under administrative, civil or criminal investigation, indictment or information or material audit (other than routine audits) with respect to any alleged material irregularity, material misstatement or material omission arising under or relating to any Government Contract or Bid and none of the Company or any of its Subsidiaries nor any of their respective affiliates, directors, officers, or principals has made or has been required to make a disclosure pursuant to applicable regulations with respect to any alleged material irregularity, material misstatement or material omission arising under or relating to any Government Contract or Bid.
     (iv) None of the Company or its Subsidiaries, nor, to the Company’s Knowledge, any of their respective affiliates, directors, or officers is, or at any time since the Applicable Date has been, suspended or debarred from doing business with the U.S. Government or, to the Company’s Knowledge, has been declared nonresponsible or ineligible for U.S. Government contracting.
     (v) The Company and each of its Subsidiaries possesses all necessary security clearances and Permits for the execution of its obligations under any Executory Government Contract. The Company and each of its Subsidiaries has the proper procedures to conduct business of a classified nature up to the level of its current clearances. The Company and each of its Subsidiaries is in compliance in all material respects with applicable agency security requirements, as appropriate, and has in place proper procedures, practices and records to maintain security clearances necessary to perform its Executory Government Contracts.
     (vi) To the Knowledge of the Company, the cost accounting system of the Company and each of its Subsidiaries is in compliance in all material respects with regulations applicable to its Government Contracts (including the Federal Acquisition Regulation) and since the Applicable Date has not been determined by any Governmental Entity not to be in compliance with the requirements of the Federal Cost Accounting Standards in any material respect. The Company and each of its Subsidiaries has reached agreement with the cognizant government representatives approving and “closing” all indirect costs charged to Government Contracts for fiscal year 2004 and each prior fiscal year, and each of those years are closed.
     (vii) With respect to any Bid, to the Knowledge of the Company, since the Applicable Date, there has been no material irregularity, material misstatement or material omission by the Company or any of its Subsidiaries arising under or relating to such Bid.
     (viii) Since the Applicable Date, no Government Contract has been terminated by a Governmental Entity for default and there has been no written material claim or material request for equitable adjustment by the Company or any of its Subsidiaries against a Governmental Entity with respect to any Government Contract.
     (ix) For all purposes of this Agreement,
                         “Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries which, if accepted or awarded, would lead to a Contract with the U.S. Government or any other entity, including a prime contractor or a higher tier subcontractor to the U.S. Government, for the design, manufacture or sale of products or the provision of services by the Company or its Subsidiaries.
                         “Executory Government Contract” means a Government Contract that has not been closed by the U.S. Government, such prime contractor or such subcontractor, as appropriate, and is actively being performed by the Company or any of its Subsidiaries.
                         “Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, task order, grant, cooperative agreement, Bid, change order, arrangement or other commitment or funding vehicle of any kind relating to the business of the Company between the Company or any of its Subsidiaries and (i) the U.S. Government, (ii) any prime contractor to the U.S. Government or (iii) any subcontractor with respect to any contract described in clause (i) or (ii).
               5.2. Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub each hereby represent and warrant to the Company that:
               (a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently conducted and is qualified to do business and is in good standing as a foreign corporation (with respect to jurisdictions that recognize the concept of good standing) or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, qualified, in good standing or to have such power or authority would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, each as amended to the date of this Agreement.
               (b) Corporate Authority and Approval. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which will occur immediately following the execution of this Agreement, and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, is a valid and binding agreement of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
               (c) No Conflict; Required Filings and Consents.
     (i) The execution, delivery and performance of this Agreement by Parent and Merger Sub does not and will not: (A) conflict with or violate the certificate of incorporation or bylaws or comparable governing documents of Parent or Merger Sub; or (B) assuming that all consents, approvals, authorizations, declarations and permits contemplated by clauses (A) through (E) of subsection (ii) below have been obtained, and all filings described in such clauses have been made, conflict with, result in any breach or violation of or constitute a default (or an event which with or without notice, lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any breach or violation of, a termination or right of termination, acceleration or other alteration in the rights under, any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties are bound or any Law to which Parent or Merger Sub is subject, except, in the case of clause (B) above, for any such conflict, violation, breach, termination, default, acceleration, loss, alteration or other occurrence that would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.
     (ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby by Parent and Merger Sub do not and will not require Parent or Merger Sub to make or obtain any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any Governmental Entity, except for: (A) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder; (B) the applicable requirements of the HSR Act, and the rules and regulations promulgated thereunder; (C) the applicable requirements of the NYSE; (D) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; and (E) any such consent, approval, authorization, declaration, permit, action, filing or notification the failure of which to make or obtain, would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.
               (d) Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the actual knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be likely to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.
               (e) Financing.
     (i) Assuming the accuracy of the representations and warranties set forth in Section 5.1(b)(i) and the performance by the Company of its obligations under this Agreement, the amount of funds contemplated to be provided pursuant to the Financing Letters shall be sufficient to pay the aggregate Per Share Merger Consideration and to fund any repayment or refinancing of debt contemplated in this Agreement or the Financing Letters or required pursuant to the terms of the Indenture.
     (ii) Parent and Merger Sub have delivered to the Company a complete and accurate copy, as of the date of this Agreement, of (i) an executed commitment letter (the “Equity Financing Letter”) pursuant to which the investors party thereto have committed, upon the terms and subject to conditions thereof, to invest the cash amounts set forth therein (the “Equity Financing”), and (ii) an executed commitment letter, dated as of the date of this Agreement, from Bank of America Securities LLC, Citigroup Global Markets Inc., Barclays Bank PLC and Deutsche Bank Trust Company Americas, and each of their respective affiliated entities named therein (the “Debt Commitment Letter” and, together with the Equity Financing Letter, the “Financing Letters”), pursuant to which the lenders party thereto have committed to provide, upon the terms and subject conditions therein, debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, the “Financing”). The term “Debt Commitment Letter” as used herein shall mean the Debt Commitment Letter to the extent not superseded by the New Debt Commitment Letter (as defined in Section 6.14(b)(ii)) at the time in question and the New Debt Commitment Letter to the extent then in effect.
     (iii) As of the date hereof, neither the Financing Letters nor the fee letter referenced in the Debt Commitment Letter has been amended or modified and the commitments set forth in the Financing Letters have not been withdrawn or rescinded in any respect. The Financing Letters, in the form so delivered to the Company on the date hereof, are in full force and effect and each constitutes a legal, valid and binding obligation of Parent and, to the knowledge of the officers of Parent, the other parties thereto, in each case except as such enforceability may be limited by the Bankruptcy and Equity Exception. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Letters. Assuming the accuracy of the representations and warranties set forth in Section 5.1, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub, as applicable, or to the knowledge of the officers of Parent, any other parties thereto under any term or condition of the Financing Letters other than to the extent that any term or condition requires any action by, or otherwise relates to, the Company or any of its Subsidiaries. Assuming the accuracy of the Company’s representations and warranties contained herein, as of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Closing. Except for fee letters with respect to fees, market flex and related arrangements with respect to the Debt Financing, of which Parent has delivered a true and complete (aside from redactions) redacted copy to the Company on or prior to the date of this Agreement (but which documents, fee and other information (other than provisions in the fee letter that were not redacted) do not relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Debt Financing), as of the date hereof there are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Letters and delivered to the Company prior to the date hereof. Parent has fully paid or caused to be paid any and all commitment and other fees, costs and expenses that have been incurred and are due and payable on or prior to the date hereof in connection with the Financing Letters.
     (iv) As of the date hereof, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any Record Holder that is not an officer or employee of the Company or one of its Subsidiaries concerning any investments to be made in, or contributions to be made to, Parent or Merger Sub in connection with the Merger and/or any other transactions contemplated by this Agreement other than as set forth in the Financing Letters.
               (f) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 2000 shares of capital stock, comprised of (i) 1,000 shares of common stock, par value $0.01 per share, 100 shares of which are validly issued and outstanding, and (ii) and 1,000 shares of preferred stock, par value $0.01 per share, none of which is issued or outstanding as of the date of this Agreement. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
               (g) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.
               (h) Solvency. To the knowledge of the officers of Parent, based on information available to Parent as of the date of this Agreement, the Surviving Corporation will be Solvent immediately after giving effect to the transactions contemplated by this Agreement, including the Financing and the payment of the aggregate Per Share Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the

Financing Letters, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, assuming (i) satisfaction of the conditions to Parent’s and Merger Subs’ obligation to consummate the Merger as set forth herein, (ii) the accuracy of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to the terms of this Agreement, (iii) the Required Information (as defined below) fairly presents the consolidated financial condition of the Company and its Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby and (iv) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged as of such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. “Required Information” means all financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested of the Company by Parent or Merger Sub (including in connection with Parent’s preparation of pro forma financial statements), including (i) financial statements prepared in accordance with GAAP, financial data and audit reports (including audited financial statements of the Company as of, and for, the fiscal year ended April 2, 2010), (ii) other information and data regarding the Company and the Subsidiaries of the type and form, and for the periods, in each case, required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities under the Securities Act, and of the type and form, and for the periods, in each case, customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Available Financing and in Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made, and (iii) such other information and data as otherwise required in connection with the Debt Financing and the transactions contemplated by this Agreement or as otherwise necessary in order to assist in receiving a customary “comfort” letter (including “negative assurance” comfort) from the independent auditors of the Company.
               (i) Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Limited Guarantee executed by the Guarantor, in favor of the Company with respect to the performance by Parent and Merger Sub, respectively, of certain of their respective obligations under this Agreement. The Limited Guarantee is in full force and effect and is the valid, binding and enforceable obligation of Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guarantee.
               (j) Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which, other than the Voting Agreement, any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal or (ii) with any member of the Company’s management or directors that relate in any way to the Company or the transactions contemplated by this Agreement.
               (k) Stock Ownership. Neither Parent nor Merger Sub owns, beneficially or of record, any shares of capital stock of the Company, except pursuant to the Voting Agreement.
               (l) No Other Company Representations or Warranties. Except for the representations and warranties of the Company set forth in this Agreement and any certificate or document delivered in connection with this Agreement, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives, or the use by Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives, including without limitation in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement, other than fraud in connection therewith.
               (m) Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, with respect thereto. Accordingly, Parent and Merger Sub hereby acknowledge that, except as otherwise set forth in this Agreement, none of the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans). Nothing in Section 5.2(l) or this Section 5.2(m) shall impair (or be construed to impair) the rights of Parent and Merger Sub in respect of any of the representations and warranties in Section 5.1 or any covenant or agreement of the Company contained in this Agreement.
ARTICLE VI
Covenants
               6.1. Interim Operations.
               (a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned)), and except as otherwise expressly contemplated by this Agreement or required by applicable Laws or as set forth on Section 6.1(a) of the Company Disclosure Schedule, the Company and its Subsidiaries shall cause the business of it and its Subsidiaries to be conducted in the ordinary course consistent with past practice and it and its Subsidiaries shall use their respective reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates. Without limiting the generality of the foregoing, and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly contemplated or specifically permitted by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned (other than with respect to subsections (i), (ii), (iii), (iv), (vi), (vii), (viii), (x), (xiii), (xiv), (xvi), (xviii), (xix), (xx), (xxi), (xxii) (collectively, the “specified operating covenants”) or (xxiii) (but solely in the case of subsection (xxiii), with respect to the specified operating covenants), in which cases (involving the specified operating covenants) Parent may withhold its consent in its sole discretion)), (C) as required by applicable Law or any Governmental Entity or (D) as set forth in Section 6.1 of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:
     (i) adopt any change in the certificate of incorporation or bylaws or other applicable governing instruments of the Company or any of its Subsidiaries;
     (ii) merge or consolidate the Company or any of its Subsidiaries with any other Person;
     (iii) other than capital expenditures, which shall be subject to subparagraph (ix) of this Section 6.1(a), make any acquisition of all or substantially all of the capital stock or assets of any other Person, whether by way of stock purchase, asset purchase, merger or otherwise (any such transaction, an “Acquisition”), with a value or purchase price in the aggregate in excess of $10 million in any transaction or series of related transactions (and the Company shall provide reasonable advance notice to Parent of the consummation of any Acquisition with a value or purchase price in excess of $10 million), or make more than three Acquisitions in the aggregate, other than Acquisitions pursuant to Contracts in effect as of the date of this Agreement, copies of which have been provided to Parent or made available on the Company Data Site prior to the date hereof; (“Company Data Site,” as used in this Agreement, means the on-line data room established by the Company with Intralinks, Inc., by which the Company provided access to documents and materials to Parent and Merger Sub in connection with the transactions contemplated by this Agreement);
     (iv) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than (A) the issuance of Shares upon the settlement of RSUs under the Stock Plan (and dividend equivalents thereon, if applicable) in accordance with the terms of the Stock Plan or (B) the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
     (v) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company);
     (vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except dividends paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its capital stock;

     (vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any Shares tendered by current or former employees or directors in order to pay Taxes in connection with the settlement of RSUs and other awards under the Stock Plan);
     (viii) enter into any Contracts relating to interest rate protection, or incur, issue, modify, renew, syndicate or refinance any Indebtedness (other than (i) any letters of credit issued in the ordinary course of business, (ii) the refinancing of any existing Indebtedness of the Company in the ordinary course of business (provided that any such refinancing Indebtedness so incurred must be voluntarily prepayable without premium, penalties or other costs in excess of $500,000 in the aggregate) and (iii) any swap agreements and collar agreements entered into in the ordinary course of business consistent with past practice);
     (ix) except for reasonable expenditures related to operational emergencies that are not in excess of $1 million individually or $2.5 million in the aggregate, make or authorize any capital expenditures in excess of $6 million in the aggregate; provided, that in the case of any expenditures related to operational emergencies, Parent will respond to any request for consent hereunder within 24 hours of receiving such request;
     (x) make any material changes with respect to financial or Tax accounting policies or procedures, except as required by applicable Law or by changes in GAAP;
     (xi) settle any litigation or other proceedings before a Governmental Entity (other than with respect to any Tax audits, litigation or proceedings) for an amount in excess of $3 million individually or $10 million in the aggregate;
     (xii) except to the extent required by Law, make any material Tax election;
     (xiii) enter into any settlement, compromise or closing agreement with respect to any material Tax liability or Tax refund or file any amended Tax Return with respect to any material Tax;
     (xiv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material amount of assets, product lines or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, other than sales of inventory and parts in the ordinary course of business consistent with past practice or pursuant to Contracts in force on the date of this Agreement, transactions solely among the Company and/or its wholly-owned Subsidiaries that would not result in any increase (other than a de minimis increase) in the Tax liability of the Company and its Subsidiaries or pursuant to Contracts in effect prior to the date of this Agreement, copies of which have been provided or made available to Parent prior to the date hereof;

     (xv) except as required pursuant to a Benefit Plan in effect prior to the date of this Agreement or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to Service Providers of the Company Group except for new hires, in the ordinary course of business consistent with past practice, (B) increase the compensation to any Service Provider in excess, in the aggregate, of 3.75% of the current aggregate compensation of Service Providers as of the date hereof (provided that any such increase is in the ordinary course of business consistent with past practice), (C) other than, with respect to medical or dental Benefit Plans, as would not reasonably be expected, individually or in the aggregate, to result in material expense or liability to the Company or any of its Subsidiaries, establish, adopt, terminate or materially amend any Benefit Plan or any plan, program, arrangement, policy or agreement that would be a Benefit Plan if it were in existence on the date hereof or (D) grant any equity or equity-based awards; provided, that the Company may issue (i) RSUs in respect of not more than 200,000 Shares in the ordinary course of business consistent with past practice and (ii) additional RSUs on a contingent basis such that the issuance of such additional RSUs is subject to the termination of this Agreement; it being understood and agreed that the Company or a Subsidiary of the Company may make offers of employment to newly hired non-executive employees in the ordinary course of business consistent with past practice that are not inconsistent with the terms of this subsection (xv);
     (xvi) adopt a plan or agreement of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;
     (xvii) grant any Lien other than Permitted Liens and except in connection with Indebtedness permitted under Section 6.1(a)(viii);
     (xviii) in the case of Subsidiaries of the Company which are organized in jurisdictions other than a state of the United States, make any investment in debt or equity securities issued by the Company or any of its Subsidiaries organized under the laws of a state of the United States;
     (xix) permit any of its Subsidiaries or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, any non-U.S. official, in each case, in violation of the FCPA;
     (xx) adopt or implement any stockholder rights plan or amend the Rights Plan, in each case, in any manner adverse to Parent or Merger Sub;
     (xxi) unless such action is permitted by Section 6.2, waive, release, fail to enforce, or consent to any material matter with respect to which its consent is required under, any material confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

     (xxii) enter into, amend, waive or terminate any transaction that would be required to be disclosed pursuant to Section 5.1(r) if entered into at any time after the Applicable Date and prior to or on the date hereof; or
     (xxiii) agree, authorize or commit to do any of the foregoing.
               (b) Parent shall not knowingly take or permit any of its Affiliates to take any action that would reasonably be expected to adversely affect, prevent or delay in any material respect the consummation of the Merger.
               (c) If the Company obtains actual knowledge of any activities of the Company or any of its Subsidiaries, including those activities of their respective directors, officers, managers, employees, independent contractors, representatives or agents, that the Company reasonably believes to be in violation of the FCPA, the Company shall, and shall cause each of its Subsidiaries to use their reasonable best efforts to, cease such activities. The Company shall, and shall cause its Subsidiaries to use their reasonable best efforts to, take all actions required by law to remediate any actions taken by the Company or its Subsidiaries, or any of their respective directors, officers, managers, employees, independent contractors, representatives or agents in violation of the FCPA.
               6.2. Acquisition Proposals.
               (a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York time) on the 28th day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective directors, officers, employees, controlled Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”), shall have the right to: (i) initiate, solicit and encourage any inquiry or the making of any proposals or offers that constitute Acquisition Proposals, including by way of providing access to non-public information to any Persons pursuant to confidentiality agreements entered into after the date hereof on terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that, notwithstanding the terms of the Confidentiality Agreement, such confidentiality agreements need not prohibit the submission of Acquisition Proposals or amendments thereto to the Company Board in confidence) or, to the extent applicable, pursuant to confidentiality agreements entered into before the date of this Agreement (it being understood that the Company Board shall have the right to waive any prohibition with respect to submission of Acquisition Proposals or amendments thereto in effect prior to the date hereof); provided that the Company shall promptly (and, in any event, within forty-eight (48) hours) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub; and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

               (b) Except as expressly permitted by this Section 6.2, on and after the No-Shop Period Start Date, the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall direct, and shall use its reasonable best efforts to cause, its and its Subsidiaries’ other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and request any such Persons to promptly return or destroy all confidential information concerning the Company and its Subsidiaries. Except as expressly permitted by this Section 6.2, during the period commencing on the No-Shop Period Start Date and continuing until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company and its Subsidiaries shall not, and shall use its and their reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, take any action permitted by Section 6.2(a) or (i) initiate, solicit or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, or for the purpose of knowingly encouraging, any Acquisition Proposal, (iii) enter into any letter of intent, agreement or agreement in principle with respect to any Acquisition Proposal, or (iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal (including, without limitation, by way of amending the Rights Plan to knowingly facilitate an Acquisition Proposal). No later than 2 business days after the No-Shop Period Start Date, the Company shall, if requested by Parent, notify Parent in writing of the number of parties that submitted an Acquisition Proposal prior to the No-Shop Period Start Date.
               (c) Notwithstanding anything to the contrary contained in Section 6.2(b), at any time following the No-Shop Period Start Date and prior to the time, but not after, the Requisite Company Vote is obtained, if the Company receives a written Acquisition Proposal from any Person, which Acquisition Proposal was made or renewed on or after the No-Shop Period Start Date, or a request from a Person to waive any prohibition with respect to the submission of an Acquisition Proposal or amendment thereto in effect prior to the date hereof and, in each case, such Acquisition Proposal or request did not result from any breach (except to the extent immaterial and unintentional) of this Section 6.2, then, in the case of an Acquisition Proposal, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and, in the case of such a request, the Company Board may waive such prohibition solely with respect to submission of Acquisition Proposals or amendments thereto in effect prior to the date hereof, and, in each case, (A) the Company and its Representatives may provide information in response to a request therefor by such Person if the Company receives from such Person (or has received from such Person) an executed confidentiality agreement on terms that are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that it will contain “standstill” provisions no less favorable to the Company than that contained in the Confidentiality Agreement, except that such confidentiality agreements need not prohibit the submission of Acquisition Proposals or amendments thereto to the Company Board in confidence), provided that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub, (B) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person and (C) after having complied with Section 6.2(e), the Company and the Company Board may adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) such an Acquisition Proposal, if and only if (x) prior to taking any action described in clause (A), (B) or (C) above, the Company Board determines in good faith after consultation with its outside financial advisor and outside legal counsel that failure to take such action would likely be inconsistent with the directors’ fiduciary duties under applicable Law, (y) in each such case referred to in clause (A) or (B) above in the case of an Acquisition Proposal, the Company Board determines in good faith based on the information then available and after consultation with its outside financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (z) in each such case referred to in clause (C) above, the Company Board determines in good faith (after consultation with its outside financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.
               (d) For purposes of this Agreement:
               “Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of transactions involving more than 20% of the total voting power of the capital stock, or more than 20% of the consolidated assets, of the Company or (ii) any other proposal or offer which, if consummated, would result in a direct or indirect acquisition of more than 20% of the total voting power of the capital stock, or more than 20% of the consolidated assets, of the Company, in one transaction or a series of transactions, in each case other than the transactions contemplated by this Agreement.
               “Superior Proposal” means a bona fide Acquisition Proposal involving more than 50% of the total voting power of the capital stock, or more than 50% of the consolidated assets, of the Company that the Company Board has determined in its good faith judgment, after consultation with its outside financial advisor and outside legal counsel, (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, financial, financing, timing and other aspects of the proposal that the Company Board deems relevant and the Person making the proposal, and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise).
               (e) Except as set forth in this Section 6.2(e), the Company Board shall not:
   (i) fail to make the Company Recommendation with respect to the Merger, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or fail to include the Company

Recommendation in the Proxy Statement, or adopt, approve or recommend to propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal;
   (ii) take formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act (any of the actions described in the foregoing clause (i) or this clause (ii) being referred to as a “Company Adverse Recommendation Change”);
   (iii) cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement or a letter of intent or agreement in principle with respect thereto (other than a confidentiality agreement referred to in Section 6.2(a) or Section 6.2(c)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal; or
   (iv) take any action pursuant to Section 8.3(a).
Notwithstanding anything to the contrary set forth in this Agreement, prior to, but not on or after, the time the Requisite Company Vote is obtained: the Company Board may withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify) the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement (in each case, whether or not related to a Superior Proposal or Acquisition Proposal), or approve, recommend or otherwise declare advisable any Superior Proposal made or received after the date hereof, if and only if, prior to taking such action the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that failure to do so would likely be inconsistent with its fiduciary duties under applicable Law and, if such action or failure to act by the Company Board is related to an Acquisition Proposal, that such Acquisition Proposal constitutes a Superior Proposal (such action or failure to act by the Company Board, a “Change of Recommendation”) and, in the event of a Change of Recommendation, the Company Board may also take action pursuant to Section 8.3(a) of this Agreement in connection with accepting a Superior Proposal as contemplated herein; provided that prior to any Change in Recommendation or action pursuant to Section 8.3(a) of this Agreement:
                    (A) the Company shall have provided prior written notice to Parent and Merger Sub, at least four business days in advance, of its intention to effect a Change of Recommendation or to take action pursuant to Section 8.3(a), which notice, if concerning an intended Change of Recommendation that is the result of a Superior Proposal, shall specify the identity of the party making such Superior Proposal and the material terms thereof and shall include a copy of the proposed transaction documents with the party making such proposal;
                    (B) after providing such notice and prior to effecting such Change of Recommendation or taking such action pursuant to Section 8.3(a), the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company not to effect a Change of Recommendation; and

                    (C) the Company Board of Directors shall have considered in good faith any changes to this Agreement, the Financing Letters and the Limited Guarantee offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and shall have determined, after consultation with its outside financial advisor and outside legal counsel, that (1) failure to effect the Change of Recommendation would likely be inconsistent with its fiduciary duties under applicable Law and (2) if the intended Change of Recommendation is the result of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal even if such changes were to be given effect;
provided that, if the intended Change of Recommendation is the result of a Superior Proposal, in the event of any material revisions to such Superior Proposal, the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of this Section 6.2(e) with respect to such new written notice, except that the deadline for such new written notice shall be reduced to two business days before the Change of Recommendation or action pursuant to Section 8.3(a) (rather than the four business days otherwise contemplated by this Section 6.2(e)). None of the Company Board, any committee thereof or the Company itself shall enter into any binding agreement with any Person to limit or not give prior notice to Parent and Merger Sub of its intention to effect a Change of Recommendation or to terminate this Agreement, in each case, in light of a Superior Proposal.
               (f) Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided, that any Change of Recommendation only may be made in accordance with Section 6.2(e).
               (g) From and after the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives including, in connection with such notice, the identity of the person or group of persons making such offer or proposal (except to the extent disclosure of such identity would breach a confidentiality obligation in effect prior to the execution of this Agreement), a written summary of the material terms and conditions of any proposals or offers that are not made in writing and copies of any requests, proposals or offers, including proposed agreements, of proposals or offers that are made in writing. From and after the No-Shop Period Start Date, the Company) shall keep Parent reasonably informed, on a prompt basis (and, in any event, within forty-eight (48) hours), of the status and terms of any proposals or offers (including any amendments thereto) and the status of any discussions, negotiations or developments, including any change in the Company’s intentions as previously notified. The Company agrees that neither it nor its Subsidiaries will enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information to Parent in accordance with this Section 6.2.
               6.3. Proxy Statement.
               (a) The Company shall prepare and file with the SEC, as promptly as practicable following the date hereof (and, in any event within 20 business days after the date of this Agreement), a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company agrees, as to itself and its Subsidiaries, that, at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
               (b) The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company shall use its reasonable best efforts (with the assistance of Parent) to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC and the Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement; provided, that the Company shall not be required to mail the Proxy Statement prior to the No-Shop Period Start Date.
               (c) Subject to applicable Law, notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, to the fullest extent reasonably practicable the Company shall provide Parent with an opportunity to review and comment on such document or response and shall in good faith consider for inclusion in such document or response comments reasonably proposed by Parent.
               6.4. Stockholders Meeting. Unless this Agreement has been terminated pursuant to Article VIII, the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws and the rules of the NYSE, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable after the date of mailing of the Proxy Statement for the purpose of obtaining the Requisite Company Vote; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Stockholders Meeting solely (i) with the consent of Parent; (ii) due to the absence of a quorum; (iii) after consultation with Parent and with Parent’s prior written consent (not to be unreasonably withheld, delayed or conditioned), to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting; or (iv) if the Company has provided a written notice to Parent and Merger Sub pursuant to Section 6.2(e)(A) or the proviso immediately following Section 6.2(e)(C) hereof and the time period contemplated by Section 6.2(e)(A) or such proviso with respect to such notice has not yet expired. Subject to Section 6.2 and the last sentence of this Section 6.4, the Company Board shall recommend such adoption and shall use its reasonable best efforts to solicit from its stockholders proxies giving the Requisite Company Vote and to take all other action reasonably necessary or advisable to secure the vote or consent of the stockholders of the Company required by the Company charter documents, the rules of the NYSE and the DGCL. Notwithstanding anything to the contrary in this Agreement, unless this Agreement has been terminated pursuant to Article VIII, if, after the No-Shop Period Start Date, the Company Board shall have withheld, withdrawn, qualified or modified the Company Recommendation, issued a Company Adverse Recommendation Change or made a Change in Recommendation, the Company shall nonetheless submit this Agreement to its stockholders at the Stockholders Meeting.
               6.5. Filings; Other Actions; Notification.
               (a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including under the HSR Act and any other applicable Antitrust Law, provided, however, that without the consent of Parent nothing in this Agreement shall require either Parent or the Surviving Corporation, or their respective subsidiaries or Affiliates, to sell, hold separate or otherwise dispose of any assets or business, or any interest in any of their respective Subsidiaries, Affiliates or joint ventures, in whole or in part, or to conduct any aspect of their business in a specified manner, or to permit the sale, holding separate or other disposition of any assets or business, in whole or in part, or to agree to take any of the foregoing actions, or to agree to any condition or enter into any agreement to obtain any such consent, registration, approval, permit or authorization that in the judgment of Parent would be adverse to Parent or the Surviving Corporation. In furtherance of the foregoing, the Company shall be required to pay prior to the Effective Time up to an aggregate amount of $1 million in respect of any fees, penalties or other consideration that the Company or any Subsidiary of the Company is legally required to pay to any third party to obtain such party’s consent to or approval of the Merger; and the Company shall be required to pay amounts in excess of the foregoing $1 million threshold for the foregoing purposes to the extent that Parent provides to the Company or its applicable

Subsidiary in advance (by wire transfer of immediately funds) the necessary funds for such excess amounts. Parent and the Company each shall file the initial premerger notifications with respect to this Agreement and the transactions contemplated herein required under the HSR Act (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party, except to outside counsel of the other party to the extent reasonably necessary or advisable to help facilitate completion of filing requirements) no later than 15 business days after the date of this Agreement. Unless otherwise agreed, each of the Company and Parent will request early termination of the waiting period with respect to the Merger under the HSR Act and any other applicable Antitrust Law. Neither Parent nor the Company will withdraw its initial filing under the HSR Act nor refile it unless the other party has consented in advance to such withdrawal and refiling. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the fullest extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. For purposes of this Agreement, “reasonable best efforts,” “commercially reasonable efforts” or any substantially similar undertakings shall not require Parent or Merger Sub to (x) pay (or agree to pay) more for the Debt Financing (whether in interest rate, fees or otherwise) than the terms set forth in the Debt Commitment Letter and any fee letter entered into by Parent and/or Merger Sub in connection with such Debt Commitment Letter (including giving effect to any increase in interest rate, fees or otherwise resulting from any lender flex provisions contained in such fee letter), (y) seek more capital than is committed in the Equity Financing Letter or (z) waive any condition or agree to any changes to the Financing Letters.
               (b) Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, including under the HSR Act and any other applicable Antitrust Law (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party except to the outside counsel of the other party to the extent reasonably necessary or advisable to help facilitate completion of filing requirements).
               (c) Status. Subject to applicable Laws and the instructions of any Governmental Entity, to the fullest extent reasonably practicable, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. To the fullest extent reasonably practicable, neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.
               (d) Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings and limitations on undertakings pursuant to this Section 6.5 (including, for the avoidance of doubt, the “provided that” limitations on required actions contained in Subsection 6.5(a)), each of the Company (in the case of Subsections 6.5(d)(i) and (iii) set forth below) and Parent (in all cases set forth below) agrees to take or cause to be taken the following actions:
     (i) the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (a “Governmental Antitrust Entity”) of non-privileged information and documents that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;
     (ii) the prompt use of its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, investigation or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any investigation or proceeding in any forum or (y) issuance or enactment of any order, decree, decision, determination, judgment or Law that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Governmental Entity; and
     (iii) the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, any and all steps (including the appeal thereof) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.
               (e) Facility Clearances. The Company shall use its reasonable best efforts, and Parent shall fully cooperate, to deliver to the United States Defense Security Service (“DSS”) as soon as possible within 30 days of the date hereof, a completed Certificate Pertaining to Foreign Interests, including all supporting documentation, for the purposes of obtaining DSS’s agreement that the acquiring fund is not under foreign ownership, control and influence to such an extent that DSS will require a mitigation action plan as set forth in National Industrial Security Program Operating Manual 2-303, other than a Board Resolution as described in 2-303a, upon the acquisition in order for the Company to maintain its present facility security clearances.
               6.6. Access and Reports.
               (a) Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford to the officers and other authorized Representatives of Parent, potential sources of capital and any rating agencies and prospective lenders and investors reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts, personnel files and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein; and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any information of the Company or any of its Subsidiaries that would, in the reasonable judgment of the Company, waive the protection of attorney-client privilege if the Company shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege, or (iii) to disclose any sensitive or personal information that would expose the Company to the risk of liability. Without limiting the generality of this Section 6.6, from the date of this Agreement until the Effective Time (or the termination of this Agreement in accordance with its terms), the Company will furnish to Parent promptly after becoming available, monthly financial statements including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date as well as any update of its outlook for the quarter or the balance of the fiscal year as it may prepare for management’s internal use. All such information shall be governed by the terms of the Confidentiality Agreement; provided, that notwithstanding the terms of the Confidentiality Agreement, Parent may provide such information to potential sources of capital and to rating agencies and prospective lenders and investors during syndication of the Available Financing subject to the execution of customary confidentiality agreements with such Persons regarding such information, with the Company being named as an express third party beneficiary with rights of enforcement under such confidentiality agreements.

               (b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or otherwise affecting such party of any of its Subsidiaries which relate to the transactions contemplated by this Agreement, and (iii) if such party becomes aware of any facts or circumstances that such party believes do, or with the passage of time are reasonably likely to, constitute a material breach of this Agreement by the other party.
               6.7. Stock Exchange De-listing. Parent shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.
               6.8. Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter (unless and until a Change of Recommendation has occurred or in connection with Section 6.2(e)) the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.
               6.9. Employee Benefits
               (a) The Surviving Corporation shall, during the period commencing at the Effective Time and ending on the 12-month anniversary of the Effective Time, provide to each person who was employed by the Company or any of its Subsidiaries immediately prior to the Closing (other than any employees covered by a collective bargaining agreement) compensation and employee benefits that are no less favorable, in the aggregate, than those provided to such employee by the Company and its Subsidiaries immediately prior to the Closing so long as such person continues to be employed by the Surviving Corporation or any of its Subsidiaries during such 12-month period (without any obligation on the part of the Surviving Corporation to maintain the employment of any such person at any time following the Closing); and, for any such employees covered by a collective bargaining agreement, subject, in any case, to any such collective bargaining agreement that shall be in effect following the Closing.
               (b) The Surviving Corporation will cause any employee benefit plans which the employees of the Company and its Subsidiaries are entitled to participate in to take into account for purposes of eligibility and vesting and, solely for purposes of any vacation or severance plan, level of benefits and benefit accrual thereunder, service by employees of the Company and its Subsidiaries as if such service were with the Surviving Corporation, to the same extent such service was credited under a comparable plan of the Company (except to the extent it would result in a duplication of benefits).
               (c) To the extent permitted under applicable Law, with respect to any employee benefit plans maintained for the benefit of the employees, the Surviving Corporation will (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable plans of the Company and its Subsidiaries and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the calendar year in which Effective Time occurs under similar plans maintained by the Company and its Subsidiaries.
               (d) The Surviving Corporation shall honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under (i) all employee benefit obligations to current and former directors, officers and employees of the Company accrued as of the Effective Time and (ii) all employee severance plans in existence as of the date hereof (to the extent copies of which have been provided or made available to Parent prior to the date hereof) or after the date hereof in accordance with Section 6.1 and all employment or severance agreements entered into prior to the date hereof (to the extent copies of which have been provided or made available to Parent prior to the date hereof) or after the date hereof in accordance with Section 6.1.
               (e) Notwithstanding anything contained in the Agreement to the contrary, no provision of this Agreement is intended to, or does, (i) prohibit the Surviving Corporation or its Affiliates from amending or terminating any Benefit Plan in accordance with its terms and applicable Law, (ii) require the Surviving Corporation to keep any person employed for any period of time, or (iii) constitute the establishment or adoption of, or amendment to, any Benefit Plan, and no person participating in any such Benefit Plan maintained by either the Company or Parent shall have any claim or cause of action, under ERISA or otherwise, in respect of any provisions of this Agreement as it relates to any such Benefit Plan or otherwise.
               6.10. Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV. Except as set forth in the immediately preceding sentence or as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except (a) Parent shall reimburse the Company for 50% of the expenses incurred by the Company in connection with the filing fee for the Proxy Statement and printing and mailing the Proxy Statement, (b) Parent’s reimbursement obligations pursuant to Section 6.14(b)(iii) and 6.17 and (c) Parent’s indemnification obligations pursuant to Sections 6.14(b)(iii) and 6.17. Any amounts that may be owed by Parent for reimbursement pursuant to clauses (a) and (b) of the preceding sentence shall be payable in one lump-sum following final calculation and documentation (in a manner reasonably satisfactory to Parent) of the total amount of such fees and expenses incurred.

               6.11. Indemnification; Directors’ and Officers’ Insurance.
               (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.
               (b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation, as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company or the Surviving Corporation expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.
               (c) If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.
               (d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.
               (e) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws of the Company or of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.
               6.12. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.
               6.13. Parent Vote. Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares and any shares of common stock of Merger Sub beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption of this Agreement at any meeting of stockholders of the Company or Merger Sub, respectively, at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of either the Company or Merger Sub by consent in lieu of a meeting).
               6.14. Financing.
               (a) Equity Financing.

     (i) Subject to the terms and conditions of this Agreement and the applicable terms and conditions of the Equity Financing Letter, each of Parent and Merger Sub shall take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to (i) obtain, the Equity Financing contemplated by the Equity Financing Letter, (ii) maintain in effect the Equity Financing Letter, (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub set forth in the Equity Financing Letter that are within its control, (iv) consummate the Equity Financing contemplated by the Equity Financing Letter at or prior to the Closing, and (v) fully enforce the Guarantor’s obligations (and the rights of Parent and Merger Sub) under the Equity Financing Letter, including (at the request of the Company and subject to Section 9.5(c)) by filing one or more lawsuits against the Guarantor to fully enforce the Guarantor’s obligations (and the rights of Parent and Merger Sub) thereunder or assigning the rights of Parent and Merger Sub to bring such lawsuits to the Company so as to enable the Company to file such lawsuits against the Guarantor on behalf of Parent and Merger Sub.
     (ii) Neither Parent nor Merger Sub shall amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Financing Letter without the prior written consent of the Company. Parent shall promptly (and in any event within one business day) notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of the Equity Financing Letter, or (ii) any refusal by the Guarantor to provide or any stated intent by the Guarantor to refuse to provide the full financing contemplated by the Equity Financing Letter.
               (b) Debt Financing.
     (i) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its respective commercially reasonable efforts to obtain the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter, after giving effect to the “market flex” terms in the fee letter referred to therein (or on terms which would not be reasonably expected to delay or prevent the Closing or make the funding of the Debt Financing less likely to occur), and use its respective commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter and negotiate definitive agreements with respect to the Debt Commitment Letter on the terms and conditions set forth in the Debt Commitment Letter (or on terms which would not be reasonably expected to delay or prevent the Closing or make the funding of the Debt Financing less likely to occur), (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub set forth in such definitive agreements that are within their reasonable control, and (iii) consummate the Debt Financing contemplated by the Debt Commitment Letter at or prior to the Closing. In the event that all conditions in the Debt Commitment Letter (other than the availability of funding of any of the Equity Financing) have been satisfied or, upon funding will be satisfied, each of Parent and Merger Sub shall use its commercially reasonable efforts to cause such lenders and the other Persons providing such Debt Financing to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated by this Agreement and otherwise enforce its rights under the Debt Commitment Letter.

     (ii) Neither Parent nor Merger Sub shall amend, alter, or waive, or agree to amend, alter or waive (in any case, whether by action or inaction), any term of the Debt Commitment Letter or any provision of the fee letter referenced in the Debt Commitment Letter (to the extent any such amendment, alteration, or waiver would reasonably be expected to delay or prevent the Closing or make the funding of the Debt Financing less likely to occur) without the prior written consent of the Company if such amendment, alteration or waiver reduces the aggregate amount of the Debt Financing or amends the conditions precedent to the Debt Financing in a manner that would reasonably be expected to delay or prevent the Closing or make the funding of the Debt Financing less likely to occur; provided, however, that Parent and Merger Sub may replace and/or amend the Debt Commitment Letter so long as (i) the terms would not be reasonably expected to delay or prevent the Closing or make the funding of the Debt Financing less likely to occur and (ii) the conditions to the Debt Financing set forth in the Debt Commitment Letter as of the date hereof would not be expanded in a manner that would reasonably be expected to delay or prevent the Closing; and in any such event, Parent shall disclose to the Company its intention to obtain such alternative financing, shall keep the Company informed of the terms thereof and shall deliver to the Company final drafts of the commitment letter (the “New Debt Commitment Letter”) providing for such alternative financing. The term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letter to the extent not so superseded at the time in question and the New Debt Commitment Letter to the extent then in effect. Parent shall promptly (and in any event within one business day) notify the Company of the expiration or termination of the Debt Commitment Letter and the New Debt Commitment Letter (if applicable).
     (iii) Prior to the Effective Time, the Company shall (and the Company shall cause each of its Subsidiaries to) provide, and shall use its commercially reasonable efforts to cause its Representatives, including legal and accounting Representatives, to provide, in each case, at Parent’s sole expense (in accordance with the reimbursement provisions below), all cooperation reasonably requested by Parent or Merger Sub and that is necessary in connection with arranging and obtaining the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, the “Available Financing”), including (i) assisting with the preparation of offering and syndication documents and materials, including prospectuses, private placement memoranda, information memoranda and packages, lender and investor presentations, rating agency presentations, and similar documents and materials, in connection with the Available Financing (all such documents and materials, collectively, the “Offering Documents”), (ii) preparing and furnishing Parent and Merger Sub and the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto (collectively, the “Financing Sources”) as promptly as practicable with all Required Information as may be reasonably requested by Parent or Merger Sub to assist in preparation of the Offering Documents and executing customary authorization and management representation letters (including, in the case of the public-side version, a representation to the arranger of the Available Financing that such public-side version does not include material non-public information about the Company and its Subsidiaries) and certificates, (iii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions (including bringdown diligence sessions), drafting sessions and sessions with rating agencies in connection with the Available Financing, including direct contact between senior management and Representatives of the Company and its Subsidiaries and Parent’s and Merger Sub’s Financing Sources and potential lenders and investors in the Available Financing, and obtaining any corporate, credit and ratings from rating agencies contemplated by the Debt Commitment Letter, (iv) obtaining comfort letters from accountants and consents from the Company’s independent auditors, (v) assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents, hedging agreements and other certificates and documents as may be requested by Parent or Merger Sub (including a certificate of the chief financial officer of the Company and its Subsidiaries with respect to solvency matters), (vi) facilitating the pledging of collateral for the Available Financing, including taking commercially reasonable actions necessary to permit the Financing Sources of the Available Financing to evaluate the Company’s and its Subsidiaries’ real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements and establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Available Financing, (vii) using commercially reasonable efforts to obtain such consents, waivers, estoppels, approvals, authorizations and instruments which may be reasonably requested by Parent or Merger Sub in connection with the Available Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge, legal opinions, appraisals, engineering reports, surveys, title insurance, landlord consents, waivers and access agreements and (viii) facilitating the consummation of the Available Financing, including cooperating with Parent and Merger Sub to satisfy the conditions precedent to the Available Financing to the extent within the control of the Company and its Subsidiaries, and taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent or Merger Sub to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately upon the Effective Time; provided, however, that notwithstanding the foregoing, no obligations of the Company, its Subsidiaries or their Representatives under any such agreement, certificate, document or instrument shall be effective until the Effective Time; provided, further, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries; and provided, further, that neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or other fee or payment to obtain consent or to incur any liability with respect to the Debt Financing prior to the Effective Time. The Company and each of its Subsidiaries hereby consent to the use of its logos in connection with the Available Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees)

incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.14 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information used in connection therewith except with respect to any information prepared or provided by the Company or any of its Subsidiaries or any of their respective Representatives or to the extent such losses, damages, claims, costs or expenses result from the gross negligence or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives, and the foregoing obligations shall survive termination of this Agreement. All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 6.14(b)(iii) shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to the Financing Sources and other potential sources of capital, rating agencies and prospective lenders and investors during syndication of the Available Financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).
     (iv) Acknowledgement. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing is not a condition to Closing.
               6.15. Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
               6.16. Parent and Merger Sub Expenditure. Between the date of this Agreement and the Closing, Parent and Merger Sub shall not expend funds other than in connection with the Transactions and the payment of related expenses.
               6.17. Debt Tender Offer.
               (a) As soon as reasonably practicable after the receipt by the Company of a written request by Parent (and a reasonable period of time in advance of the anticipated Closing Date, as reasonably determined by Parent), the Company shall promptly commence (or, at Parent’s choice, assist Parent or its Affiliates in a third party commencement of) an offer to purchase and related consent solicitation with respect to all of the outstanding aggregate principal amount of the then outstanding 9.50% Senior Subordinated Notes due 2013 (the “Notes”) on the terms and conditions as are reasonably requested by Parent (including amendments to the terms and provisions of the Indenture as reasonably requested by Parent and reasonably satisfactory to the Company) (including the related consent solicitation, collectively, the “Debt Tender Offer”) (and in any event so as to accommodate Parent’s financing with respect to the Merger and the other transactions provided for herein)

and Parent shall assist the Company in connection therewith. Promptly following the expiration date (as such date may be extended from time to time) of the consent solicitation, assuming the requisite consents are received, the Company shall execute, and shall use commercially reasonable efforts to cause the Trustee (as defined below) to execute, a supplemental indenture to the Indenture, dated February 11, 2005 (the “Indenture”), by and between the DynCorp International LLC, DynCorp Capital Corporation (collectively, the “Issuers”) and The Bank of New York, as Trustee (the “Trustee”), effectuating the amendments for which consents were obtained pursuant to the Debt Tender Offer, which supplemental indenture shall become effective immediately upon the later of (i) acceptance for purchase of Notes properly tendered and not properly withdrawn in the Debt Tender Offer and (ii) the Effective Time. The Company shall provide, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offer (including engagement of a dealer manager and a depository agent with respect thereto, in each case reasonably acceptable to Parent, and delivery of any Officer’s Certificates and Opinions of Counsel (as such terms are defined in the Indenture) required under the Indenture). The closing of the Debt Tender Offer shall be conditioned on the occurrence of the Closing, and, without modifying the applicable obligations of the parties under this Section, the parties shall use commercially reasonable efforts to cause the Debt Tender Offer to close on the Closing Date (including by making public announcements extending the expiration date of the Debt Tender Offer as requested by Parent and by the Company otherwise complying with the time periods required by Rule 14e-1 under the Exchange Act). Unless otherwise agreed by Parent, concurrent with the Effective Time, and in accordance with the terms of the Debt Tender Offer, the Company shall accept for purchase and purchase the Notes (including any premium thereon and any consent payments applicable thereto) properly tendered and not properly withdrawn in the Debt Tender Offer. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the Debt Tender Offer and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs and expenses suffered or incurred by any of them of any type in connection with the Debt Tender Offer (except to the extent such losses, damages, claims, costs and expenses result from the gross negligence or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives), and the foregoing obligations shall survive termination of this Agreement. Notwithstanding anything to the contrary in this Section 6.17, the Company shall not be obligated to consummate the Debt Tender Offer unless the Merger has occurred or is occurring concurrently with the consummation of the Debt Tender Offer and sufficient funds are available from the Financing to pay all consideration for the purchase of the Notes.
               (b) If the required consents have not been received in the Debt Tender Offer, or are not reasonably likely to be received, in each case, at least 10 business days prior to the Closing Date (with the number of business days calculated in accordance with Rule 14e-1 of the Exchange Act) or if Parent determines not to request the commencement of the Debt Tender Offer, then at Parent’s written request, the Company shall, and shall cause the Issuers to, use commercially reasonable efforts to promptly take all actions necessary and required to effect the satisfaction and discharge of the Notes pursuant to Article 12 of the Indenture, which satisfaction and discharge shall be effective upon the Closing, and the Company shall cause the Issuers to concurrently with the Closing (a) give irrevocable instructions to mail a notice of redemption to holders of the Notes pursuant to Section 3.03 of the Indenture, (b) deposit in trust of all required funds or Government Securities (as defined in the Indenture) with respect to such satisfaction and discharge as set forth in Section 12.01(1)(b) of the Indenture, (c) pay or cause to be paid all other sums payable pursuant to the Indenture, and (d) deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel in form and substance satisfactory to the Trustee as to satisfaction of all conditions precedent to such satisfaction and discharge and as to the other matters set forth in Section 12.01 of the Indenture; and the Company shall use commercially reasonably efforts to cause the Trustee to acknowledge satisfaction and discharge of the Indenture in writing and shall furnish a copy of such writing to the Parent concurrently with the Closing. Notwithstanding anything herein to the contrary, the Company shall not be obligated to take any action described in this subsection (b) unless the Company shall have received from Parent the amounts required to deposit with the Trustee to pay the redemption price for the Notes as required pursuant to Section 12.01 of the Indenture and pay or cause to be paid all other sums payable pursuant to the Indenture in connection therewith.
               6.18. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors arising after the date hereof as a result of the transactions contemplated by this Agreement, and with respect to any settlement in connection therewith settled solely for monetary damages not entirely paid for with proceeds of insurance (other than the deductible under insurance policy(ies) in effect as of the date hereof), no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.
               6.19. Director Resignations. Prior to the Closing, the Company shall deliver to Parent resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time and which resignations shall not have been revoked.
               6.20. Novation.
               (a) The Company hereby agrees to cooperate and to provide such reasonable assistance to Parent and Merger Sub, and Parent and Merger Sub shall cooperate and provide such reasonable assistance to the Company, as may be reasonably required in the event that any Governmental Entity requires a novation of any Government Contract.
               (b) The Company covenants and agrees that, to the extent that any Government Contract or Bid requires notification to a Government Entity with respect to the execution of this Agreement and/or the consummation of the transactions contemplated hereby, the Company shall use commercially reasonable efforts to make all such contract notifications as promptly as practicable following the execution of the this Agreement.

ARTICLE VII
Conditions
               7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
               (a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote in accordance with applicable Law, the certificate of incorporation and bylaws of the Company and NYSE rules.
               (b) Regulatory Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and (ii) all approvals, consents and consultations required to consummate the Merger pursuant to any Foreign Antitrust Law or any other Law shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired, except if failure to obtain such approval, consent or consultation or failure of such waiting period to terminate or expire would not, individually or in the aggregate, reasonably be likely to have a material adverse effect on Parent and its Subsidiaries following the Effective Time and would not subject the Company, Merger Sub, the Surviving Corporation, Parent or any of their respective Subsidiaries or any director, officer or employee of any of the foregoing to risk of criminal liability.
               (c) Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (including any injunction, whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or otherwise makes the consummation of the Merger illegal (collectively, an “Order”).
               7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:
               (a) Representations and Warranties. Disregarding (x) all “Company Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties (it being understood and agreed that the term “Company Material Adverse Effect” in Section 5.1(f)(ii) shall not constitute a qualification and shall not be disregarded) and (y) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date hereof:
     (i) The representations and warranties of the Company set forth in Sections 5.1(b)(i) and 5.1(f)(ii) shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of such date; provided, that any inaccuracies in the representations and warranties contained in Section 5.1(b)(i) that do not individually or in the aggregate increase the aggregate amount of consideration payable by Parent and/or Merger Sub under Article IV of this Agreement by more than $1,000,000 shall be disregarded;
     (ii) The representations and warranties of the Company set forth in Section 5.1(c) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of such date;
     (iii) The representations and warranties of the Company set forth in this Agreement, excluding the representations and warranties identified in the foregoing clauses (i) and (ii), shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (other than for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct on and as of such particular date), except for any failure to be so true and correct which has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect; and
     (iv) Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to such effect.
               (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to such effect.
               7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:
               (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of such date (other than for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct on and as of such particular date), except for any failure to be so true and correct that would not, individually or in the aggregate, be reasonably likely to prevent, materially impair or materially delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.
               (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

               7.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Sections 6.5 and 6.14.
ARTICLE VIII
Termination
               8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the time the Requisite Company Vote is obtained, by mutual written consent of the Company and Parent by action of their respective boards of directors.
               8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Parent board of directors or the Company Board if:
               (a) the Merger shall not have been consummated by October 11, 2010 (provided, that if on October 11, 2010 the condition to Closing set forth in Section 7.1(b)(i) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on October 11, 2010), then, at the election of Parent such date may be extended by up to three months if Parent provides written notice to the Company on or prior to October 11, 2010) (October 11, 2010, as such date may be extended in accordance with the proviso above, the “Termination Date”), whether such date is before or after the time the Requisite Company Vote is obtained; provided that the right to terminate this Agreement pursuant to this Section 8.2(a) and Parent’s extension right pursuant to this Section 8.2(a), in each case, shall not be available if the failure of the Merger to have been consummated on or before October 11, 2010, was primarily due to the failure of the party seeking to terminate or extend this Agreement, as the case may be, to perform any of its obligations under this Agreement;
               (b) the Stockholders Meeting shall have been held and completed and the Requisite Company Vote shall not have been obtained at such Stockholders Meeting or at any adjournment or postponement thereof; or
               (c) (i) any Law makes the consummation of the Merger illegal or (ii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the time the Requisite Company Vote is obtained); provided, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party if the enactment, issuance, promulgation, enforcement or of such Law, or entry of such Order, or the Order becoming final and non- appealable, was primarily due to the failure of such party to perform any of its obligations under this Agreement.

               8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company by action of the Company Board:
               (a) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) immediately prior to or concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal, and (iii) the Company immediately prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.3(a) with respect to any Superior Proposal unless the Company has complied in all respects (other than any breach that was immaterial and unintentional) with the requirements of Section 6.2;
               (b) at any time prior to the Effective Time, whether such date is before or after the time the Requisite Company Vote is obtained, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) (x) cannot be cured by Parent or Merger Sub by the Termination Date or (y) if capable of being cured, shall not have been cured (A) within 30 calendar days following receipt of written notice from the Company of such breach or (B) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) if it is then in breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 7.2(a) or 7.2(b) not being satisfied; or
               (c) only on or after the first business day immediately preceding the Termination Date, whether such date is before or after the time the Requisite Company Vote is obtained, if (A) the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing or those that have not been satisfied primarily due to the failure of Parent or Merger Sub to have performed their respective obligations under this Agreement) have been satisfied; and (B) the Company has complied in all material respects with its obligations under Section 6.14(b); provided that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(c) if it is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 7.2(a) or 7.2(b) not being satisfied; and provided, further, that if, prior to the first business day immediately preceding the Termination Date, (x) Parent or Merger Sub shall have materially breached a representation, warranty or covenant or other agreement set forth in this Agreement and the Company shall have delivered written notice to Parent in respect of such breach and (y) (1) such breach cannot be cured by Parent or Merger Sub within 30 calendar days the following receipt of such written notice or (2) if capable of being cured, has not been cured within 30 calendar days following receipt of such written notice, then, in the case of clause (x) and (y), the reference to “only on or after the first business day immediately preceding the Termination Date” in the first clause of this Section 8.3(c) shall be deemed to be a reference to “at any time prior to the Effective Time”.
               8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent:
               (a) if, prior to the time the Requisite Company Vote is obtained, (A) the Company Board shall have made a Change of Recommendation or shall have approved or recommended to the stockholders of the Company an Acquisition Proposal; (B) the Company Board shall have failed to include the Company Recommendation in the Proxy Statement or shall have effected a Company Adverse Recommendation Change; (C) the Company Board shall have failed to recommend against any publicly announced Acquisition Proposal and reaffirm the Company Recommendation, in each case, within ten business days following the public announcement of such Acquisition Proposal and in any event at least two business days prior to the Stockholders Meeting; (D) the Company enters into an Alternative Acquisition Agreement; or (E) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing;
               (b) at any time prior to the Effective Time, whether such date is before or after the time the Requisite Company Vote is obtained, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) (x) cannot be cured by the Company by the Termination Date or (y) if capable of being cured, shall not have been cured (A) within 30 calendar days following receipt of written notice from the Parent of such breach or (B) any shorter period of time that remains between the date the Parent provides written notice of such breach and the Termination Date; provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if it is then in breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 7.3(a) or 7.3(b) not being satisfied; or
               (c) at any time prior to the time the Requisite Company Vote is obtained, if the Company shall have breached or failed to perform in any material respect its obligations set forth in Section 6.2, which breach or failure to perform cannot be cured by the Company by the Termination Date or if capable of being cured, shall not have been cured (A) within two business days following receipt of written notice from the Parent of such breach or (B) any shorter period of time that remains between the date the Parent provides written notice of such breach and the Termination Date; provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(c) if it is then in breach of any of its representations, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 7.3(a) or 7.3(b) not being satisfied.
               8.5. Effect of Termination and Abandonment.
               (a) In the event of termination of this Agreement in accordance with its terms and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything to the contrary set forth in this Agreement, that in the event of termination of the Agreement in accordance with its terms (i) no such termination shall relieve any party from any liability to pay the fees, expenses and other amounts set forth in this Section 8.5 if and when due in accordance with the provisions thereof, (ii) the provisions set forth in the second sentence of Section 9.1 shall survive the termination of this Agreement and (iii) in the event that this Agreement is terminated pursuant to Section 8.3(b) or Section 8.4(b) and the Company, in the event of a termination pursuant to Section 8.3(b), or Parent, in the event of a termination pursuant to Section 8.4(b), establishes that Parent or Merger Sub, in the case of the Company, or the Company, in the case of Parent, has committed a Willful Breach, then the party that has committed the Willful Breach shall promptly, but in no event later than five business days after the date of termination of this Agreement, pay the other party an amount equal to $300 million (provided, that if the party to be paid such amount has previously been reimbursed for Parent Expenses or Company Expenses, as the case may be, then the amount of such reimbursed Parent Expenses or Company Expenses shall be deducted from $300 million required to be paid pursuant to this clause (iii)) and such amount, upon payment thereof in accordance with the terms of this Agreement, shall be in lieu of any and all other rights, if any, to any additional or other damages relating to or arising out of this Agreement, whether pursuant to any other provision of this Agreement or otherwise (it being understood and agreed, that if this Agreement is terminated by the Company pursuant to Section 8.3(c), then the Company shall have no rights pursuant to this clause (iii)). “Willful Breach” means a material breach of any material representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by the other party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.
               (b) In the event that:
     (i) (I) this Agreement is terminated pursuant to Section 8.2(a) (the section relating to the Termination Date) before obtaining the Requisite Company Vote or this Agreement is terminated pursuant to 8.2(b) (the section relating to failure to receive stockholder approval at the Stockholders Meeting), (II) any Person shall have made or renewed a bona fide Acquisition Proposal after the No-Shop Period Start Date or any Acquisition Proposal made after the date hereof but prior to the No-Shop Period Start Date is publicly disclosed or publicly announced by such Person after the No-Shop Period Start Date (in either case, a “Qualifying Proposal”), and (III) within 12 months of such termination the Company shall have consummated any Acquisition Proposal or entered into a definitive agreement with respect to any Acquisition Proposal and such Acquisition Proposal is consummated (whether during or after such 12-month period) provided that for purposes of this clause (III) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);
     (ii) this Agreement is terminated by Parent pursuant to Section 8.4(a) (the section relating to a Change of Recommendation) or Section 8.4(c) (the section relating to the breach of the Acquisition Proposals covenant); or

     (iii) this Agreement is terminated by the Company pursuant to Section 8.3(a) (the section relating to an Alternative Acquisition Agreement);
then (A) the Company shall promptly, but in no event later than five business days after the date of such termination (or (I) in the case of clause (i) above, within five business days after the date on which the Company consummates the Acquisition Proposal referred to in clause (i) above or (II) in the case of clause (iii) above, immediately prior to or concurrently with termination of this Agreement by the Company), pay Parent the Termination Fee (as defined below) by wire transfer of same day funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion); and (B) if this Agreement is terminated pursuant to Section 8.2(b) (the section relating to failure to receive stockholder approval at the Stockholders Meeting) and any Person shall have made a Qualifying Proposal, the Company shall promptly, but in no event later than five business days after the date of such termination (without regard to whether the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated) pay Parent or its designees all reasonable out-of-pocket fees and expenses incurred by Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby, including the Financing, in an amount that shall not exceed $12 million in the aggregate (provided that Parent provides reasonable documentation therefor) (the “Parent Expenses”). The term “Termination Fee” shall mean an amount equal to $30 million in cash. Any Parent Expenses previously paid by the Company to Parent pursuant to this Section 8.5(b)(B) shall be credited towards the payment of the Termination Fee. Any Parent Expenses or Termination Fee paid to Parent pursuant to this Agreement shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by Parent to the Company for such purpose.
               (c) In the event that this Agreement is terminated by Parent pursuant to Section 8.4(b) (the section relating to a breach by the Company of any representation, warranty, covenant or agreement made by the Company subject to and as described by such section), then the Company shall promptly, but in no event later than five business days after the date of such termination, pay Parent or its designees all Parent Expenses.
               (d) In the event that this Agreement is terminated by the Company pursuant to Section 8.3(c), then Parent shall promptly, but in no event later than five business days after the date of such termination, pay or cause to be paid to the Company by wire transfer of same day funds an amount equal to $100 million (the “Parent Fee”) (it being understood that in no event shall Parent be required to pay the Parent Fee on more than one occasion).
               (e) In the event that this Agreement is terminated by the Company pursuant to Section 8.3(b) (the section relating to a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement made by Parent or Merger Sub subject to and as described by such section), then Parent shall promptly, but in no event later than five business days after the date of such termination, pay the Company all Company Expenses. “Company Expenses” means all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement or the transactions contemplated hereby, in an amount that shall not exceed $12 million in the aggregate (provided that the Company provides reasonable documentation therefor).

               (f) The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amounts due pursuant to this Section 8.5, or if Parent fails to promptly pay the amount due pursuant to this Section 8.5 and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for any amounts due pursuant to this Section 8.5, or a judgment against Parent for any amounts due pursuant to this Section 8.5, the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, this Section 8.5(f) shall not apply to any payment required to be made pursuant to the clause (iii) of the proviso in Section 8.5(a).
               (g) Notwithstanding anything to the contrary in this Agreement, in the event of the termination of this Agreement: (i) the Company’s rights pursuant to this Section 8.5 and the reimbursement and indemnification obligations of Parent under Sections 6.14(b)(iii) and 6.17 hereof or the guarantee thereof pursuant to the Limited Guarantee shall be the sole and exclusive remedy of the Company and its Subsidiaries against the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees or Financing Sources of the Guarantor, Parent, Merger Sub or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent or assignee of any of the foregoing (each, a “Related Party”) for any losses or damages suffered as a result of any breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement or in any certificate or other document delivered in connection herewith or the failure of the Merger to be consummated, and upon payment of such amounts if and when due, none of the Guarantor, Parent, Merger Sub or any of their Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except that Parent shall remain obligated with respect to the indemnification and reimbursement obligations of Parent contained in Sections 6.14(b)(iii) and 6.17; and (ii) Parent’s rights pursuant to this Section 8.5 shall be the sole and exclusive remedy of Parent, Merger Sub, the Guarantors and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents for any losses or damages suffered as a result of any breach of any representation, warranty, covenant or agreement made by the Company in this Agreement or in any certificate or other document delivered in connection herewith or the failure of the Merger to be consummated, and upon payment of such amounts if and when due, none of the Company, its Subsidiaries or any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

ARTICLE IX
Miscellaneous and General
               9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.7 (Stock Exchange De-listing), 6.9 (Employee Benefits), 6.10 (Expenses), 6.11 (Indemnification; Directors’ and Officers’ Insurance), the indemnification and reimbursement obligations of Parent pursuant to Section 6.14 (Financing) and Section 6.17 (Debt Tender Offer) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses), the indemnification and reimbursement provisions of Section 6.14 (Financing) and Section 8.5 (Effect of Termination and Abandonment), the Confidentiality Agreement and the Limited Guarantee shall survive the termination of this Agreement (in the case of the Confidentiality Agreement and the Limited Guarantee, subject to the terms thereof). All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.
               9.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties, whether before or after stockholder approval hereof; provided however, after stockholder approval hereof no amendment shall be made which by Law requires the further approval of such stockholders without such further approval.
               9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.
               9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
               9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; REMEDIES. (a) THE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.6 of this Agreement. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including, but not limited to, any such action, cause of action or claim against the Financing Sources arising out of or relating in any way to the Debt Commitment Letter or the performance thereof) in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).
               (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5(b).
               (c) Remedies.
     (i) Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a party of any one such remedy will not preclude the exercise of any other such remedy.
     (ii) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that, unless this Agreement has been terminated in accordance with Article VIII, in the event of any breach or threatened breach by the Company, on the one hand, or Parent and Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement or the Equity Financing Letter, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this

Agreement or the Equity Financing Letter by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement and the Equity Financing Letter, and this right shall include the right of the Company to cause Parent and Merger Sub to fully enforce the terms of the Equity Financing Letter against the Guarantor in the circumstances set forth in clause (A) of the following sentence, to the fullest extent permissible pursuant to the Equity Financing Letter and applicable laws and to thereafter cause the Merger to be consummated. Notwithstanding anything to the contrary herein, it is explicitly agreed that (A) the Company shall be entitled to seek specific performance of Parent’s obligation to cause the Equity Financing to be funded to fund the Merger including by demanding Parent and/or Merger Sub to file one or more lawsuits against the Guarantor to fully enforce the Guarantor’s obligations thereunder and Parent’s and/or Merger Sub’s rights thereunder, but only in the event that (x) all conditions in Sections 7.1 and 7.2 (other than those not satisfied primarily due to the failure of Parent or Merger Sub to have performed their respective obligations under this Agreement) have been satisfied (or, with respect to certificates to be delivered at the Closing, are capable of being satisfied upon the Closing) at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded or the failure of any conditions in Section 7.3 to have been satisfied, (y) the financing provided for by the Debt Commitment Letter (or, if alternative financing is being used in accordance with Section 6.14, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (z) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing pursuant to Article II will occur and (B) the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to enforce the terms of the Debt Commitment Letter, including by demanding Parent and/or Merger Sub to file one or more lawsuits against the sources of the Debt Financing to fully enforce such sources’ obligations thereunder and Parent’s and/or Merger Sub’s rights thereunder, but only in the event that (x) all of the conditions in Sections 7.1 and 7.2 (other than those not satisfied primarily due to the failure of Parent or Merger Sub to have performed their respective obligations under this Agreement) have been satisfied (or, with respect to certificates to be delivered at the Closing, are capable of being satisfied upon the Closing) at the time when the Closing would have occurred but for the failure of the Equity Financing and/or Debt Financing to be funded or the failure of any conditions in Section 7.3 to have been satisfied and (y) all of the conditions to the consummation of the financing provided for by the Debt Commitment Letter (or, if alternative financing is being used in accordance with Section 6.14, pursuant to the commitments with respect thereto) have been satisfied (or, with respect to certificates to be delivered at the consummation of the Debt Financing, are capable of being satisfied upon consummation). Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties hereto further agree that (x) by seeking the remedies provided for in this Section 9.5(c), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, the Equity Financing Letter or the Limited Guarantee (including monetary damages) in the event that the remedies provided for in this Section 9.5(c) are not available or otherwise are not granted, and (y) nothing set forth in this Section 9.5(c) shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.5(c) prior or as a condition to exercising any termination right under Article VIII (and/or receipt of any amounts due pursuant to Section 8.5), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 9.5(c) or anything set forth in this Section 9.5(c) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII, or pursue any other remedies under this Agreement, the Equity Financing Letter or the Limited Guarantee that may be available then or thereafter. Notwithstanding anything set forth herein to the contrary, from and after the Effective Time, none of the Company, its Affiliates, or their respective current or former directors, officers or employees shall be entitled to seek or recover monetary or other damages or relief (including equitable relief) against Parent, the Surviving Corporation, the Guarantor or any of their respective Affiliates in connection with this Agreement or the transactions contemplated hereby, except for claims against the Surviving Corporation pursuant to Section 6.11.
     (iii) Notwithstanding anything to the contrary in this Section 9.5(c), in the event of the termination of this Agreement in accordance with its terms: (A) Parent’s rights pursuant to Section 8.5 shall be the sole and exclusive remedy of Parent, Merger Sub, the Guarantors and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future stockholders and (B) the Company’s rights pursuant to Section 8.5 and under the Limited Guarantee shall be the sole and exclusive remedy of the Company against Parent and Merger Sub and Guarantor and any of their Related Parties.
     (iv) WITHOUT IMPAIRING IN ANY RESPECT THE RIGHTS OF THE COMPANY OR PARENT SET FORTH IN SECTION 8.5, (I) NO PARTY TO THIS AGREEMENT SHALL BE ENTITLED TO RECEIVE ANY DAMAGES FOR BREACH OF THIS AGREEMENT BY THE OTHER PARTY, OR OTHERWISE, OTHER THAN ANY ACTUAL DAMAGES SUFFERED OR INCURRED BY SUCH PARTY AND (II) EACH PARTY TO THIS AGREEMENT WAIVES ANY RIGHT IT MAY HAVE TO RECEIVE DAMAGES FROM ANY OTHER PARTY BASED ON ANY THEORY OF LIABILITY FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL (INCLUDING LOST PROFITS), PUNITIVE OR SIMILAR DAMAGES, INCLUDING ANY DAMAGES TO SHAREHOLDERS, PARTNERS OR OTHER EQUITY OWNERS, NONE OF WHICH SHALL CONSTITUTE ACTUAL DAMAGES.
     (v) Notwithstanding anything to the contrary in this Agreement and to clarify the agreement of the parties and without impairing any of the rights of the Company to specific performance in accordance with this Section 9.5(c), the maximum liability for monetary damages of Parent, Merger Sub, Guarantor and any of their respective Related Parties to the Company under or in respect of this Agreement or the transactions contemplated hereby (and the Limited Guarantee) under any theory, including in the event of a Willful Breach of this Agreement, is $300 million.
               9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:
If to Parent or Merger Sub:
Cerberus Capital Management, L.P.
299 Park Avenue
New York, NY 10171
Attention: Mark A. Neporent
                  Lisa A. Gray
Facsimile: (212) 891-1540
with a copy to:
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
Attention: Patrick Dooley
                  Andrew Hulsh
Facsimile: (212) 872-1002
If to the Company:
DynCorp International, Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, VA 22042
Attention William L. Ballhaus, CEO
Facsimile: (703) 462-7210
with a copy to:
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attention: Benjamin M. Polk
                  John M. Pollack
Facsimile: (212) 593-5955
and a copy to:
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
Attention: William J. Haubert
Facsimile: (302) 498-7559

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that, if given by facsimile, such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.
               9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Voting Agreement, the Limited Guarantee and the Confidentiality Agreement, dated February 6, 2010, as amended to date, among Cerberus Capital Management, L.P., the Company and the other party signatory thereto (the “Confidentiality Agreement”), constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND ANY CERTIFICATE OR DOCUMENT DELIVERED IN CONNECTION WITH THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
               9.8. No Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except as set forth in or contemplated by the terms and provisions of Section 6.11; provided, that each party hereto agrees that the Financing Sources are intended third party beneficiaries under Sections 8.5(g) and 9.5, and each such Financing Source and its successors and assigns may enforce such provisions. Parent, Merger Sub and the Company hereby agree that, except as set forth in or contemplated by the terms and provisions of Section 6.11, their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any Person claiming any rights arising from or through the parties hereto) other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties and covenants set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
               9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action on or prior to the Closing, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action on or prior to the Closing, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.
               9.10. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such similar Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.
               9.11. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.
               9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
               9.13. Interpretation; Construction.
               (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
               (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
               (c) Each party here has or may have set forth information in its respective Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.
               9.14. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent and Parent and Merger Sub may so assign to any parties providing debt financing to the Surviving Corporation for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such debt financing, but no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Prior to or on (but not after) the Closing, Parent shall cause Merger Sub, and any assignee hereof, to perform all of its obligations under this Agreement required to be performed on or prior to the Closing and shall be responsible for any failure of Merger Sub or such assignee to comply with any representation or warranty, and any covenant required to be performed on or prior to the Closing, under this Agreement. Any purported assignment in violation of this Agreement is void.
[Signature page follows]

               IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

DYNCORP INTERNATIONAL INC.
By:	/s/ William L. Ballhaus
	Name:	William L. Ballhaus
	Title:	President and Chief Executive Officer

               IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

DELTA TUCKER HOLDINGS, INC.
By:	/s/ W. Brett Ingersoll
	Name:	W. Brett Ingersoll
	Title:	President

DELTA TUCKER SUB, INC.
By:	/s/ W. Brett Ingersoll
	Name:	W. Brett Ingersoll
	Title:	President

ANNEX A
DEFINED TERMS

Section
409A Authorities	5.1(h)
Acquisition	6.1(a)
Acquisition Proposal	6.2(d)
Affiliate	5.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)(iii)
Anti-Bribery Act	5.1(j)(i)
Antitrust Law	6.5(a)
Applicable Date	5.1(e)(i)
Available Financing	6.14(b)(iii)
Bankruptcy and Equity Exception	5.1(c)(i)
BATFE	5.1(j)
Benefit Plans	5.1(h)(i)
Bid	5.1(t)(viii)
BIS	5.1(j)
business day	1.2
Bylaws	2.2
Certificate	4.1(a)
Certificate of Merger	1.3
Change of Recommendation	6.2(e)
Charter	2.1
Chosen Courts	9.5(a)
Class B Common Stock	5.1(b)(i)
Closing	1.2
Closing Date	1.2
Code	4.2(g)
Collective Bargaining Agreement	5.1(i)
Common Stock	4.1(a)
Company	Preamble
Company Adverse Recommendation Change	6.2(e)(ii)
Company Board	Recitals
Company Data Site	6.1(a)
Company Disclosure Schedule	5.1
Company Expenses	8.5(e)
Company Group	5.1(h)(i)
Company Material Adverse Effect	5.1(a)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Confidentiality Agreement	9.7
Contract	5.1(d)(i)
Control	5.1(a)

Section
Copyrights	5.1(n)
Costs	6.11(a)
D&O Insurance	6.11(b)
DDTC	5.1(j)
Debt Commitment Letter	5.2(e)(ii)
Debt Financing	5.2(e)(ii)
Debt Tender Offer	6.17(a)
DGCL	1.1
Dissenting Shares	4.2(f)
Dissenting Stockholders	4.2(f)
DSS	6.5(e)
Effective Time	1.3
Embargoed Person	5.1(j)
Employees	5.1(h)(i)
Environmental Law	5.1(l)
Environmental Permits	5.1(l)(ii)
Equity Financing	5.2(e)(ii)
Equity Financing Letter	5.2(e)(ii)
ERISA	5.1(h)(i)
ERISA Affiliates	5.1(h)(iii)
Exchange Act	5.1(a)
Exchange Fund	4.2(a)
Excluded Share, Excluded Shares	4.1(a)
Executory Government Contract	5.1(t)(viii)
FCPA	5.1(j)(i)
Financing	5.2(e)(ii)
Financing Letters	5.2(e)(ii)
Financing Sources	6.14(b)(iii)
FLSA	5.1(i)
GAAP	5.1(e)(iv)
Goldman Sachs	5.1(p)(i)
Government Contract	5.1(t)(viii)
Governmental Antitrust Entity	6.5(d)(i)
Governmental Entity	5.1(d)(ii)
Guarantor	Recitals
Hazardous Substance	5.1(l)
HSR Act	5.1(d)(ii)
Indebtedness	5.1(s)(i)
Indemnified Parties	6.11(a)
Indenture	6.17(a)
Insurance Policies	5.1(o)
Intellectual Property	5.1(n)
IRS	5.1(h)(ii)
Issuers	6.17(a)
Knowledge	5.1(g)(v)
Laws	5.1(j)(i)

Section
Leases	5.1(q)(ii)
Licenses	5.1(j)(i)
Lien	5.1(b)(i)
Limited Guarantee	Recitals
Marketing Period	1.2
Material Contract	5.1(s)(i)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	5.1(h)(iii)
New Debt Commitment Letter	6.14(b)(ii)
Nonqualified Deferred Compensation Plan	5.1(h)
Non-U.S. Benefit Plans	5.1(h)(i)
No-Shop Period Start Date	6.2(a)
Notes	6.17(a)
NYSE	5.1(d)(ii)
OFAC	5.1(j)(x)
Offering Documents	6.14(b)(iii)
Order	7.1(c)
Parent	Preamble
Parent Expenses	8.5(b)
Parent Fee	8.5(d)
Patents	5.1(n)
Paying Agent	4.2(a)
Per Share Merger Consideration	4.1(a)
Permitted Liens	5.1(q)
Person	4.2(d)
Preferred Stock	5.1(b)(i)
Proxy Statement	6.3(a)
Qualifying Proposal	8.5(b)
Record Holder	4.1(b)
Registered Intellectual Property	5.1(n)(i)
Related Party	8.5(g)
Representatives	6.2(a)
Required Information	5.2(h)
Requisite Company Vote	5.1(c)(i)
Rights Plan	5.1(k)(i)
RSU	4.3
Sarbanes-Oxley Act	5.1(e)(i)
SEC	5.1
Securities Act	5.1(b)(i)
Service Providers	5.1(h)(i)
Share, Shares	4.1(a)
Solvent	5.2(h)
Specified Leases	5.1(q)(ii)
Specified operating covenants	6.1(a)
Stock Plan	5.1(b)(i)

Section
Stockholders Meeting	6.4
Subsidiary	5.1(a)
Superior Proposal	6.2(d)
Surviving Corporation	1.1
Takeover Statutes	5.1(k)(ii)
Tax Return	5.1(m)
Tax, Taxes	5.1(m)
Termination Date	8.2(a)
Termination Fee	8.5(a)
Trade Secrets	5.1(n)
Trademarks	5.1(n)
Trustee	6.17(a)
U.S. Benefit Plans	5.1(h)(ii)
U.S. Export Control Laws	5.1(j)
U.S. Import Laws	5.1(j)
U.S. Trade Control Agencies	5.1(j)
Union, Unions	5.1(i)
Voting Agreement	Recitals
Willful Breach	8.5(a)

EXHIBIT A
FORM OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DYNCORP INTERNATIONAL, INC
ARTICLE I
NAME
     The name of the corporation is DynCorp International, Inc. (the “Corporation”).
ARTICLE II
PURPOSE
     The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
ARTICLE III
REGISTERED AGENT
     The street address of the initial registered office of the Corporation in the State of Delaware is 2711 Centerville Road in the City of Wilmington, County of New Castle, and the name of the Corporation’s initial registered agent at such address is Corporation Service Company.
ARTICLE IV
CAPITALIZATION
     Section 4.1 Authorized Capital Stock. The total number of shares of capital stock that the Corporation is authorized to issue is 2,000 shares, divided into two classes consisting of (a) 1,000 shares of common stock, par value $0.01 per share (“Common Stock”), and (b) 1,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).
     Section 4.2 Preferred Stock.
     (a) Shares of Preferred Stock may be issued in one or more series from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the board of directors of the Corporation (the “Board”) and included in a certificate of designations (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority, to the full extent now or hereafter provided by law, to adopt any such resolution or resolutions. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

          (i) the number of shares constituting that series and the distinctive designation of that series;
          (ii) the dividend rate or rates on the shares of that series, the terms and conditions upon which and the periods in respect of which dividends shall be payable, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;
          (iii) whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;
          (iv) whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;
          (v) whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in the event of redemption, which amount may vary under different conditions and at different redemption dates;
          (vi) whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;
          (vii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, distribution of assets, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and
          (viii) any other relative rights, powers, and preferences, and the qualifications, limitations and restrictions thereof, of that series.
     (b) Subject to the rights of the holders of any series of Preferred Stock pursuant to the terms of this Certificate (including any Preferred Stock Designation), the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.
     (c) Each holder of shares of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by law or this Certificate (including a Preferred Stock Designation), holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or pursuant to the DGCL.

ARTICLE V
DIRECTORS
Section 6.1 Election. Unless and except to the extent that the By-Laws shall so require, the election of directors need not be by written ballot.
ARTICLE VI
LIABILITY AND INDEMNIFICATION
Section 6.1 Liability. A director of the Corporation shall not be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any repeal, modification or amendment of this Article VI shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal, modification or amendment with respect to acts of omissions occurring prior to such repeal, modification or amendment.
Section 6.2 Indemnification.
     (a) Each person (a “Covered Person”) who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) (including an action by or in the right of the Corporation), by reason of the fact that he or she is or was serving as a director or officer of the Corporation (or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity, including employees benefit plans), shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL. To the fullest extent authorized by the DGCL, this indemnification will cover all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and settlement amounts) reasonably incurred by the director in connection with a proceeding. All such indemnification shall continue as to a director or officer who has ceased to be a director or officer and shall continue to the benefit of such director’s or officer’s heirs, executors and administrators. Except as provided in Section 6.2(b) with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such director or officer who initiates a proceeding (or part thereof) only if such proceeding (or part thereof) was authorized in advance by the Board of Directors of the Corporation. The right to indemnification conferred by this Article VI shall be a contract right. The Corporation shall pay the expenses incurred by a Covered Person in defending any such proceeding in advance of its final disposition (“advancement of expenses”). If the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer shall be made only upon delivery to the Corporation of an undertaking by such director or officer to repay all amounts so advanced if it is ultimately determined by final judicial decision that such director or officer is not entitled to be indemnified for such expenses under this Article VI or otherwise (hereinafter an “undertaking”).
     (b) If a claim under Section 6.2(a) is not paid in full by the Corporation within ninety days after receipt of a written claim; the director or officer may bring suit against the Corporation to recover the unpaid amount provided, that, in the case of a claim for advancement of expenses, the applicable period will be twenty days. If successful in any such suit, the director or officer will also be entitled to be paid the expense of prosecuting such suit. In any suit brought by the director or officer to enforce a right to indemnification hereunder (but not in a suit brought by the director or officer to enforce a right to an advancement of expenses), it shall be a defense that the director or officer has not met the applicable standard of conduct under the DGCL. In any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, it shall be entitled to recover such expenses upon a final adjudication that the director or officer has not met the applicable standard of conduct set forth in the DGCL. Neither the failure of the Board of Directors of the Corporation to determine prior to the commencement of such suit that the director or officer has met the applicable standard of conduct for indemnification set forth in the DGCL, nor an actual determination by the Board of Directors of the Corporation that the director or officer has not met such applicable standard of conduct, shall create a presumption that the director or officer has not met the applicable standard of conduct, and, in the case of such a suit brought by the director or officer to enforce a right hereunder or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the director or officer is not entitled to be indemnified or to such advancement of expenses under this Article VI or otherwise shall be on the Corporation.
     (c) The rights to indemnification and to the advancement of expenses conferred in this Article VI are not exclusive of any other right which any person may have or hereafter acquire under any statute, this Amended and Restated Certificate of Incorporation, the Corporation’s Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.
     (d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or other entity against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person under the DGCL.
     (e) The Corporation may, if authorized by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the same extent as for directors of the Corporation.
     (f) No amendment to or repeal of the provisions of this Article VI shall deprive a director or officer of the benefit hereof with respect to any act or failure to act occurring prior to such amendment or repeal.
ARTICLE VII
BY-LAWS
     In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter or repeal the By-Laws of the Corporation. The By-Laws also may be adopted, amended, altered or repealed by the stockholders.

ARTICLE VIII
AMENDMENT OF CERTIFICATE OF INCORPORATION
     The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Certificate and the DGCL; and except as set forth in Article VI, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the rights reserved in this Article.